Exhibit 99.2

INFORMATION STATEMENT

Provided to the shareholders and

American Depositary Share holders of

WIPRO LIMITED

for the

COURT CONVENED MEETING OF THE SHAREHOLDERS OF WIPRO LIMITED TO BE HELD ON

DECEMBER 28, 2012

The Date of this Information Statement is December 6, 2012.

TABLE OF CONTENTS

DEMERGER	1

EFFECT OF THE DEMERGER	1
SHARE EXCHANGE RATIO	1
WHAT YOU WILL RECEIVE IN THE DEMERGER	3
SALIENT FEATURES OF THE SCHEME	4
SHARE PRICES AND ADS PRICES	5
WHERE YOU CAN FIND MORE INFORMATION	6
BACKGROUND AND RATIONALE OF THE DEMERGER	7
APPROVAL OF THE BOARDS OF DIRECTORS	8
VALUATION PROCESS AND METHODOLOGY AND OPINIONS OF FINANCIAL ADVISORS	10
APPROVALS REQUIRED AND CONDITIONS TO COMPLETION OF THE DEMERGER	10
EXPECTED TIMING OF THE DEMERGER	11
INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE DEMERGER	11
BOARD OF DIRECTORS AND MANAGEMENT AFTER THE DEMERGER	12

RISK FACTORS	12

INFORMATION REGARDING FORWARD LOOKING STATEMENTS	16

TAXATION	17

INDIAN TAX CONSEQUENCES	17
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	18

U.S. RESALE RESTRICTIONS, LISTING REQUIREMENTS, DESCRIPTION OF WIPRO LIMITED SECURITIES & RELATED INFORMATION	22

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF WIPRO LIMITED	22
DESCRIPTION OF WIPRO LIMITED EQUITY SHARES	22
RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES	22
PROCEDURES FOR WITHDRAWING FROM THE ADS PROGRAM	22

INFORMATION	23

SELECTED HISTORICAL FINANCIAL DATA FOR WIPRO	23
ACCOUNTING TREATMENT FOR THE DEMERGER	24

ANNEXURE A – FAIRNESS OPINION ISSUED BY JM FINANCIAL INSTITUTIONAL SECURITIES PRIVATE LIMITED	25

ANNEXURE B – FAIRNESS OPINION ISSUED BY CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED	28

ANNEXURE C – RISK FACTORS	33

ANNEXURE D – PROCEDURE FOR SHAREHOLDERS, ADS HOLDERS AND INTERESTED PARTIES TO APPEAR AT THE COURT HEARING TO SANCTION THE SCHEME	51

ANNEXURE E – SELECTED HISTORICAL FINANCIAL DATA FOR WIPRO	53

APPENDIX A – FORMAT OF NOTICE OF INTENTION TO APPEAR AT THE HEARING OF THE COURT	61

APPENDIX B – FORMAT OF AFFIDAVIT LISTING THE GROUNDS OF OBJECTION	62

The shareholders and ADS holders of Wipro Limited are urged to read carefully all of the materials delivered in this package, including this Information Statement, to get better acquainted with the provisions thereof.

i

DEMERGER

1.

Pursuant to the Order dated the 26th day of November, 2012, passed by the High Court of Karnataka, Bangalore in Company Application No. 1470 of 2012, the meeting of the equity shareholders of Wipro Limited to be held at 4:00 pm on the 28th day of December, 2012, is being convened at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bangalore – 561 229 for the purpose of considering, and if thought fit, approving with or without modification, the scheme of arrangement under Sections 391 to 394 read with Sections 78, 100 to 103 of the Companies Act, 1956 between Wipro Limited, Azim Premji Custodial Services Private Limited, Wipro Trademarks Holding Limited and their respective shareholders and creditors (the “Scheme”).

2.	In this Information Statement, Wipro Limited is referred to as “Wipro”, Azim Premji Custodial Services Private Limited is referred to as the “Resulting Company”, Wipro Trademarks Holding Limited is referred to as the “Trademark Company”, and Wipro, the Resulting Company and the Trademark Company are collectively referred to as the “Companies”.

3.	A copy of the Scheme was filed with the High Court of Karnataka, Bangalore in Company Application No. 1470 of 2012, pursuant to the approval of the Board of Directors of each of the Companies at their respective meetings held on November 1, 2012, and sets out the terms and conditions of the demerger and vesting of the Demerged Undertaking (as hereinafter defined), and is enclosed with the Notice and Explanatory Statement. These materials are available pursuant to the website link provided with the proxy materials.

EFFECT OF THE DEMERGER

4.	Wipro is primarily engaged in the businesses of providing Information Technology (“IT”) & IT Enabled Services (“ITES”) and is a leading global IT services provider. Wipro provides a comprehensive range of IT services, software solutions, IT consulting, BPO services, research & development in the areas of hardware and software design, as well as provides a range of IT products encompassing computing, storage, networking, security and software products (the “IT Business”). Wipro is also engaged in the business of consumer care products, including personal care products, soaps, toiletries, infant care products, trade and commercial lighting, modular switch lights and modular office furniture, as well as the infrastructure engineering business, which consists of mobile construction equipment, material handling, the manufacture and sale of cylinders, truck hydraulics, hydraulic pumps, water treatment solutions, sustainable energy generation, distribution and consumption, and the provision of after sales services for all GE Medical Systems products in a joint venture with GE Healthcare (the “Diversified Business”). Please refer to the Scheme for a detailed description of the Diversified Business.

5.	Upon the effectiveness of the Scheme, the undertakings, businesses, activities and operations, and all liabilities, assets, rights, title, interests and obligations pertaining to the Diversified Business (the “Demerged Undertaking”) will be transferred to and vested in the Resulting Company.

SHARE EXCHANGE RATIO

6.

Each holder of American Depository Shares (“ADSs”) representing equity shares of Wipro (“Wipro ADSs”) shall be entitled to receive the value of equity shares in the Resulting Company in the ratio of one (1) equity share with a face value of Rs. 10 of the Resulting Company for every five (5) Wipro ADSs with a face value of Rs. 2. The equity shares in the Resulting Company shall be issued to JP Morgan Chase Bank N.A., as the depositary for the Wipro ADS program (the “Depositary”) and not to the holders of the Wipro ADSs directly. The equity shares of the Resulting Company issued to the Depositary shall subsequently be compulsorily exchanged for equity shares of Wipro held by the Special Trust (as defined below) in the ratio of one (1) equity share of Wipro for every one and sixty five hundredths (1.65) equity shares of the Resulting Company.

7.	Each holder of equity shares of Wipro shall be entitled to receive equity shares or redeemable preference shares in the Resulting Company as follows:

(i)	Resident shareholders of Wipro can choose from the following options: receive (A) one (1) equity share with a face value of Rs. 10 of the Resulting Company for every five (5) equity shares of Wipro held by such shareholder, (B) one (1) redeemable preference share with a face value of Rs. 50 of the Resulting Company, which shall bear dividends at a rate of seven percent (7%) and shall be redeemable at a price of Rs. 235.20 after twelve (12) months from the date of issue for every five (5) equity shares of Wipro held by such shareholder, or (C) one (1) equity share of the Resulting Company for every five (5) equity shares of Wipro and thereafter exchange such Resulting Company equity shares for equity shares of Wipro held by the Special Trust in the ratio of one (1) equity share of Wipro for every one and sixty five hundredths (1.65) equity shares of the Resulting Company.

(ii)	Non-resident shareholders of Wipro, excluding holders of Wipro ADSs, shall receive one (1) equity share with a face value of Rs. 10 in the Resulting Company for every five (5) equity shares of Wipro held by such shareholder. Such non-resident shareholders, excluding holders of Wipro ADSs, shall further have the option, subject to receipt of regulatory approvals, to exchange such equity shares of the Resulting Company for equity shares of Wipro held by the Special Trust in the ratio of one (1) equity share of Wipro for every one and sixty five hundredths (1.65) equity shares in the Resulting Company.

8.	The varying treatment of holders of Wipro ADSs, resident shareholders and non-resident shareholders is dictated by statutory regulations in India that govern the issuance of certain types of securities. Holders of Wipro ADSs and non-resident shareholders are not entitled to receive redeemable preference shares under Indian law without prior regulatory approval.

9.	The equity shares and redeemable preference shares of the Resulting Company issued pursuant to the Scheme shall not be listed on any stock exchange. As stated above, the ratio for the exchange of shares in the Resulting Company for additional shares of Wipro will be one (1) equity share in Wipro for every one and sixty five hundredths (1.65) equity shares of the Resulting Company.

10.	The exchange ratios for (i) the issuance of Resulting Company equity shares and redeemable preference shares for Wipro equity shares, and (ii) the exchange of Wipro equity shares for the Resulting Company equity shares were determined based on the recommendations made in the valuation report jointly issued by NM Raiji & Co, Chartered Accountants (“NM Raiji”) and Deloitte Touche Tohmatsu India Private Limited (“Deloitte”), and were supported by the fairness opinions issued by JM Financial Institutional Securities Private Limited (“JM Financial”) and Citigroup Global Markets India Private Limited (“Citigroup”).

11.	To give effect to the share exchange, the Promoter and the Promoter Group (as defined in Schedule V of the Scheme) will transfer equity shares of Wipro to a dematerialized escrow account held by a trust (the “Special Trust”). The Promoter and the Promoter Group will deposit the equity shares of Wipro in the Special Trust prior to the share exchange. The equity shares of the Resulting Company which are to be exchanged for such equity shares in Wipro will be deposited into an escrow account of the Special Trust. The share exchange will be effected by way of a transfer of equity shares of Wipro from the escrow account to the Depositary or directly to the equity shareholders, as applicable, after the deduction of applicable taxes, and the transfer of the equity shares of the Resulting Company by the Special Trust to the Promoter and the Promoter Group.

12.	The share exchange for the holders of the Wipro ADSs and the issuance of the additional equity shares of Wipro to the Depositary pursuant to the share exchange (the “Additional Underlying Shares”) is subject to the approval of the Foreign Investment Promotion Board and the Reserve Bank of India. Wipro and the Resulting Company will apply for the requisite approvals. If all requisite approvals authorizing the share exchange have not been received on the effective date of the Scheme, or such later date as the Board of Directors of Wipro and the Resulting Company may jointly determine, the share exchange shall not be effected and the Depositary shall retain the equity shares of the Resulting Company and deal with these shares in the manner set out in paragraph 14 below.

13.	If the share exchange is approved, the Depositary shall enter into appropriate arrangements for the issuance of additional ADSs representing the Additional Underlying Shares (the “Additional ADSs”), subject to obtaining an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “Securities Act”) and the receipt of such opinions, approvals, declarations and undertakings as may be required under applicable laws or by the Depositary. The issuance of such Additional ADSs shall be in accordance with the deposit agreement entered into between Wipro and the Depositary (the “Deposit Agreement”), and shall be distributed on a pro-rata basis to holders of Wipro ADSs.

14.	If the share exchange does not receive all requisite approvals by the effective date of the Scheme, or such later date as the Board of Directors of Wipro and the Resulting Company may jointly determine, then the Depositary may make arrangements to sell the Additional Underlying Shares in the open market in India and the net sales proceeds (after the deduction of applicable taxes, fees, charges or expenses) shall, subject to the receipt of any applicable governmental approvals, be made available to the Depositary for distribution to the holders of Wipro ADSs in accordance with the Deposit Agreement. Alternately, the board of directors of Wipro and the Resulting Company may jointly approve and establish another method pursuant to which the Wipro ADS holders shall receive their entitlement under the Scheme.

WHAT YOU WILL RECEIVE IN THE DEMERGER

15.	Wipro equity shareholders whose names are recorded in its Register of Members as of the date fixed by the Wipro board of directors and approved by the National Stock Exchange of India Limited (“NSE”) and the BSE Limited (“BSE”) stock exchanges (the “Record Date”) shall be issued and allotted equity shares of Wipro or equity shares/redeemable preference shares of the Resulting Company, as applicable, in accordance with the Share Exchange Ratio.

16.

The holders of Wipro ADSs will be issued Additional ADSs representing the Additional Underlying Shares. The number of Additional Underlying Shares shall be determined by the Share Exchange Ratio. For example, for every twenty (20) Wipro ADSs, holders thereof shall receive two (2) Additional Underlying Shares in exchange for the Resulting Company shares to which they are entitled. If the share exchange does not receive all requisite approvals by the effective date of the Scheme, then the Depositary may make arrangements to sell the Additional Underlying Shares in the open market in India and the net sales proceeds (after the deduction of applicable taxes, fees, charges or expenses) shall, subject to the receipt of any applicable governmental approvals, be made available to the Depositary for distribution to the holders of Wipro ADSs in accordance with the Deposit Agreement.

17.	Any fractional share entitlements due to holders of Wipro equity shares or Wipro ADSs resulting from application of the Share Exchange Ratio will be addressed as set forth in clauses 16.8 and 16.9 of the Scheme. Such fractional shares resulting from the issuance of equity shares or redeemable preference shares of the Resulting Company shall either be consolidated and sold in the secondary market and the net sale proceeds, after deduction of applicable taxes, shall be distributed to the shareholders in proportion to their respective fractional entitlements or such fractional entitlements shall be addressed in such manner as Wipro may deem to be in the interests of the holders of Wipro equity shares.

18.	In the event that the issuance of Wipro ADSs representing the Additional Underlying Shares in accordance with the Share Exchange Ratio results in fractional entitlements, no fractional Wipro ADSs shall be issued. In lieu of delivering receipts for fractional ADSs, JP Morgan Chase Bank N.A., as Depositary may, in its discretion, make arrangements to sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

SALIENT FEATURES OF THE SCHEME

19.	The Scheme contemplates a transfer of the following from Wipro to the Resulting Company:

(i)	assets of the Demerged Undertaking, including trademarks pertaining exclusively to the Demerged Undertaking (whether owned by Wipro or the Trademark Company);

(ii)	contracts, deeds, bonds, agreements, schemes, arrangements and other instruments relating to the Demerged Undertaking;

(iii)	consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to or executed in relation to the Demerged Undertaking;

(iv)	debts, liabilities, duties and obligations relating to the Demerged Undertaking;

(v)	legal, taxation and the other proceedings relating to the Demerged Undertaking; and

(vi)	permanent employees employed by the Demerged Undertaking.

20.	The demerger shall be effective on the date on which certified copies of the Scheme as approved by the High Court of Karnataka are filed with the Registrar of Companies (the “Effective Date”). The appointed date of the Scheme is April 1, 2012 (the “Appointed Date”), and the Demerged Undertaking shall be deemed to have vested in the Resulting Company as of the Appointed Date.

21.	For ten (10) years from the effective date of the Scheme, neither Wipro nor the Resulting Company shall (except with the express prior written consent of the other company) engage in, or be connected as a controlling shareholder with any company which engages in, any activities that are in competition to the other company.

SHARE PRICES AND ADS PRICES

Equity Shares

22.	Wipro’s equity shares are listed and traded on the BSE and NSE stock exchanges. The equity shares were first listed on the BSE in 1946. The equity shares were first listed on the NSE on November 8, 1995 under the stock code ‘WIPRO.’ The prices for the equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees. The following table shows:

•	the reported high and low closing prices quoted in rupees for the equity shares on the BSE; and

•	the reported high and low closing prices for the equity shares, converted into US dollars, based on the noon buying rate on the last business day of each period presented.

Price per equity share(*)

	High		Low		High		Low
Annual prices:
Fiscal 2008	Rs.	600.00	Rs.	325.00	US$	13.47	US$	7.30
Fiscal 2009		537.90		181.70		12.08		4.08
Fiscal 2010		753.00		240.00		16.91		5.39
Fiscal 2011		499.90		305.20		11.22		6.85
Fiscal 2012		490.15		310.20		9.63		6.10
Quarterly prices:
Fiscal 2011:
First Quarter		419.22		228.69		9.41		5.13
Second Quarter		452.00		327.85		10.15		7.36
Third Quarter		499.90		398.00		11.22		8.94
Fourth Quarter		494.95		407.35		11.11		9.15
Fiscal 2012:
First Quarter		490.15		384.00		9.63		7.55
Second Quarter		434.80		310.20		8.54		6.10
Third Quarter		420.75		324.15		8.27		6.37
Fourth Quarter		452.50		383.25		8.89		7.53
Fiscal 2013:
First Quarter		450.70		378.50		8.86		6.81
Second Quarter		404.40		325.60		7.64		6.15
Third Quarter (through November 30)		395.10		335.10		7.47		6.33
Monthly prices:
April 2012		450.70		400.00		8.86		7.86
May 2012		420.30		378.50		7.56		6.81
June 2012		414.60		387.55		7.46		6.97
July 2012		404.40		325.60		7.64		6.15
August 2012		373.00		335.60		7.05		6.34
September 2012		395.00		358.00		7.46		6.76
October 2012		387.00		335.10		7.31		6.33
November 2012		395.10		348.80		7.47		6.59

(*)	Data from the BSE was obtained from www.bseindia.com. The prices quoted on the NSE may be different.

23.	The equity shares of the Resulting Company and the Trademark Company are not listed on any stock exchange.

ADSs

24.	Wipro ADSs, each representing one Wipro equity share, were listed and began trading on the New York Stock Exchange (“NYSE”) on October 19, 2000, under the ticker symbol ‘WIT’. On March 31, 2012, Wipro had 12,544 record holders of ADSs, evidencing 41,964,810 American Depository Shares equivalent to the same number of equity shares. The following table sets forth, for the periods indicated, the reported high and low closing prices on the NYSE for the outstanding Wipro ADSs traded under the symbol WIT.

	Price per ADS(*)
	High		Low
Annual prices:
Fiscal 2011	US$	16.81	US$	7.95
Fiscal 2012		15.39		8.63
Quarterly prices:
Fiscal 2011:
First Quarter		13.80		7.15
Second Quarter		14.89		11.75
Third Quarter		16.81		13.44
Fourth Quarter		15.78		12.50
Fiscal 2012:
First Quarter		15.39		12.51
Second Quarter		13.80		8.85
Third Quarter		11.16		8.63
Fourth Quarter		11.49		9.82
Fiscal 2013:
First Quarter		11.08		8.36
Second Quarter		9.39		7.61
Third Quarter (through November 30)		9.25		7.56
Monthly prices:
April 2012		11.08		9.61
May 2012		9.79		8.50
June 2012		9.18		8.36
July 2012		9.39		7.61
August 2012		8.30		7.62
September 2012		9.02		7.62
October 2012		9.25		7.56
November 2012		8.75		8.01

(*)	Data from the NYSE was obtained from www.finance.yahoo.com.

25.	The Resulting Company and the Trademark Company have not issued any ADSs.

WHERE YOU CAN FIND MORE INFORMATION

26.	In the United States, Wipro files its annual reports and other information as is required from time to time with the United States Securities and Exchange Commission (“SEC”). A copy of such documents filed by Wipro can be obtained at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The SEC can be contacted at +1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of documents filed by Wipro with the SEC are also available at the offices of the NYSE, located at 20 Broad Street, New York, New York 10005. In addition to this Information Statement and the Notice and Explanatory Statement, the publicly available information listed below may also be reviewed:

Wipro	Period
Annual Report on Form 20-F	Year ended March 31, 2012
Current Report on Form 6-K	Quarter ended September 30, 2012

27.	In India, Wipro distributes annual reports to all its registered shareholders and files the same with the Registrar of Companies of Karnataka. Wipro also files information on its quarterly results and other information with the NSE and BSE. In addition to this Information Statement the publicly available information listed below may also be reviewed at the office of Wipro indicated in paragraph 28 below:

Wipro	Period
Annual Report	Year ended March 31, 2012
Press Release on results for the six months ended September 30, 2012	Quarter ended September 30, 2012

28.	A copy of the documents referred to in paragraphs 26 and 27 above may be obtained by a request directed to:

Manoj Jaiswal, Contact for Investor Relations

By Mail: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035

By Email: Manoj.Jaiswal@wipro.com

By Telephone: +91-80-25056186

Sridhar Ramasubbu, Contact for Investor Relations

By Email: sridhar.ramasubbu@wipro.com

By Telephone: +1 408-242-6285

BACKGROUND AND RATIONALE OF THE DEMERGER

29.	Wipro’s IT Business and the Diversified Business have different requirements and are largely operated independent of each other. Wipro first commenced business operations in the non-IT space and subsequently moved into the IT Business, which today commands a very significant portion of Wipro’s overall operations. Therefore, for historical reasons Wipro has carried on both the IT Business as well as the Diversified Business, but has determined that maintaining a single enterprise does not enhance any portion of its business.

30.	The demerger of the Diversified Business will make Wipro a technology-focused company. Wipro is already publicly perceived as an IT company, and in fiscal year 2012 the IT Business contributed approximately 86% of revenue and 94% of profit, before interest and tax. Wipro’s focus on the IT Business after the Demerged Undertaking will help maximize the value it delivers to its technology customers and stakeholders.

31.	The Diversified Business operates according to a different growth strategy as compared to the IT business. The Demerged Undertaking will help each business chart a better trajectory for its future. Both Wipro and the Resulting Company will be able to improve their focus on their individual strategies due to the decoupling of their management structures.

32.	The demerger of the Diversified Business pursuant to the Scheme is also anticipated to assist Wipro in satisfying the Government of India’s requirement, issued pursuant to a notification dated June 4, 2010, that all listed companies maintain a minimum public holding of twenty-five percent (25%). Wipro seeks to achieve compliance with such requirement by conducting the exchange of equity shares of the Resulting Company for equity shares of Wipro held by the Promoter and Promoter Group. The notification requires that existing companies with public shareholding of less than twenty-five percent (25%) must increase the public shareholding to at least twenty-five percent (25%) within a period of three (3) years from the date of the notification in such manner as may be specified by the Securities Exchange Board of India (“SEBI”).

33.	The Trademark Company is a wholly-owned subsidiary of Wipro, and is the owner of certain intellectual property pertaining to both the IT Business and the Diversified Business, the usage rights of which have been assigned to Wipro. The intellectual property owned by the Trademark Company which pertains exclusively to the Diversified Business will be transferred to the Resulting Company. Intellectual property owned by the Trademark Company for use by both the IT Business and by the Diversified Business will be licensed by both Wipro as well as the Resulting Company for their respective businesses. The intellectual property owned by Wipro will receive similar treatment: (i) intellectual property owned by Wipro which pertains exclusively to the Diversified Business will be transferred to the Resulting Company, and (ii) intellectual property owned by Wipro for use by both the IT Business and by the Diversified Business will be used by both Wipro as well as licensed to the Resulting Company for their respective businesses.

34.	The Resulting Company is a private limited company whose equity shares are not listed on any stock exchange. The Resulting Company proposes to carry on the Diversified Business after the Effective Date. The Resulting Company will do business as Wipro Enterprises Limited, or such other name as may be approved by the Registrar of Companies.

35.	Immediately after the meeting of its Board of Directors on November 1, 2012, Wipro informed the NSE and the BSE that its Board of Directors had considered and approved the demerger of the Diversified Business pursuant to the Scheme. The press release sent to the BSE and the NSE after the Board meeting on November 1, 2012 can be accessed at: http://www.bseindia.com/corporates/AnnPdfOpen.aspx?Pname=Wipro_Ltd_011112.pdf.

36.	After the meeting of its Board of Directors on November 1, 2012, Wipro filed a Form 6-K with the SEC stating that its Board of Directors had considered and approved the demerger of the Diversified Business pursuant to the Scheme. The Form 6-K and press release filed with the SEC after the Board meeting on November 1, 2012 can be accessed at: http://www.sec.gov/Archives/edgar/data/1123799/000119312512446811/d432481d6k.htm.

APPROVAL OF THE BOARDS OF DIRECTORS

Approval of the Wipro Board

37.	Pursuant to a circular resolution on October 4, 2012, the board of directors of Wipro appointed a “Special Committee” of independent directors of Wipro comprising of Mr. M. K. Sharma, Mr. N. Vaghul and Mr. Bill Owens. The Special Committee was tasked with considering, examining and evaluating the various corporate restructuring options available to optimize utilization of resources, streamline the various business activities, and maximize shareholder value.

38.	At the meeting of the Special Committee held on October 31, 2012, the members reviewed the draft Scheme. Presentations on the valuation methodology, the processes employed and the draft valuation report jointly issued by NM Raiji and Deloitte were made to the Special Committee. JM Financial and Citigroup also presented before the Special Committee regarding the processes that were employed by each of them independently to reach a conclusion as to the fairness of the valuation and the Share Exchange Ratios.

39.	After deliberation, the Special Committee agreed to recommend the draft Scheme and exchange ratios of (a) one (1) redeemable preference share with a face value Rs. 50 or one (1) equity share with a face value Rs. 10 of the Resulting Company for every five (5) equity shares with a face value of Rs. 2 of Wipro, and (b) one (1) equity share in Wipro with a face value of Rs. 2 held by the Promoter or the Promoter Group for the tender of every one and sixty five hundredths (1.65) equity shares with a face value of Rs.10 of the Resulting Company (the “Share Exchange Ratios”) for presentation to the board of directors of Wipro for its approval.

40.	At the meeting of the board of directors of Wipro on November 1, 2012, the board noted that the Special Committee had, in its meeting on October 31, 2012, resolved to recommend approval of the draft Scheme and the Share Exchange Ratios to the board of directors of Wipro.

41.	Mr. Vaghul as chairman of the Special Committee briefed the board of directors on the salient features of the Scheme. He also apprised the board on the various meetings and discussions that the Special Committee had with various advisors over the course of the past month.

42.	The board of directors of Wipro noted that the Special Committee had, based on the draft valuation report jointly issued by NM Raiji and Deloitte, and the fairness opinions issued by JM Financial and Citigroup, recommended approval of the Share Exchange Ratios.

43.	The following documents were placed before the board for its consideration: (i) a draft of the Scheme, (ii) the final valuation report jointly issued by NM Raiji and Deloitte, and (iii) the fairness opinions issued by JM Financial and Citigroup (collectively, the “Scheme Documents”). The board of directors examined the aforesaid documents and also considered the benefits of the proposed demerger of the Diversified Business and the key features of the draft Scheme. The board of directors passed resolutions approving the draft Scheme, the demerger of the Diversified Business and the Share Exchange Ratios. Mr Azim Premji, being interested in the transaction, did not participate in the discussions or in the voting.

Approval of the Board of the Resulting Company

44.	At the meeting of the Board of Directors of the Resulting Company on November 1, 2012, the Board of Directors of the Resulting Company examined the Scheme Documents and considered the key features of the draft Scheme. The Board then passed resolutions approving the draft Scheme.

Approval of the Board of Trademark Company

45.	At the meeting of the Board of Directors of the Trademark Company on November 1, 2012, the Board of Directors of the Trademark Company examined the Scheme Documents and considered the key features of the draft Scheme. The Board then passed resolutions approving the draft Scheme and the transfer of intellectual property of the Trademark Company pursuant to the Scheme.

VALUATION PROCESS AND METHODOLOGY AND OPINIONS OF FINANCIAL ADVISORS

46.	Wipro retained JM Financial to act as its financial advisor in connection with the demerger and to provide an opinion on the fairness of the valuation and the Share Exchange Ratios. On October 31, 2012, at the meeting of the Special Committee, JM Financial made a presentation to the Special Committee on the fairness of the valuation and the Share Exchange Ratios as set forth in the valuation report issued by Deloitte and NM Raji. The full text of JM Financial’s opinion, which sets forth the assumptions made, matters considered, and qualifications and limitations of the opinion, is annexed as Annexure A.

47.	Wipro retained Citigroup to provide an opinion on the fairness of the valuation and the Share Exchange Ratios. On October 31, 2012, at the meeting of the Special Committee, Citigroup also made a presentation to the Special Committee on the fairness of the valuation and the Share Exchange Ratios as set forth in the valuation report issued by Deloitte and NM Raji. The full text of Citigroup’s opinion, which sets forth the assumptions made, matters considered, and qualifications and limitations of the opinion, is annexed as Annexure B.

APPROVALS REQUIRED AND CONDITIONS TO COMPLETION OF THE DEMERGER

48.	The demerger is conditional upon and subject to:

(i)	the Scheme being agreed to by the respective requisite majorities of the various classes of members and creditors of Wipro, the Resulting Company and the Trademark Company as required under the Companies Act, 1956 and the requisite orders of the High Court of Karnataka, Bangalore being obtained (the detailed procedure for shareholders, ADS holders and interested parties to appear at the court hearing to sanction the Scheme is annexed as Annexure D);

(ii)	approval of SEBI, to the satisfaction of the board of directors of Wipro, to procuring compliance with the minimum public shareholding requirement of twenty-five percent (25%) under Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957 by way of the Scheme, pursuant to the application made by Wipro to SEBI in this regard;

(iii)	approval of the Foreign Investment Promotion Board, the Reserve Bank of India and such other approvals as may be required from other governmental authorities under applicable Laws for the exchange of equity shares in the Resulting Company for shares in Wipro, in respect of non-resident shareholders of Wipro;

(iv)	such other sanctions and approvals as may be required by law in respect of the Scheme being obtained, including approvals from the Stock Exchanges in respect of the transactions contemplated therein; and

(v)	the certified copies of the court orders referred to in the Scheme being filed with the Registrar of Companies, Karnataka.

49.	The securities to be issued pursuant to the demerger have not been approved or disapproved by the SEC or any U.S. state securities commission, nor has the SEC or any U.S. state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offense in the United States.

EXPECTED TIMING OF THE DEMERGER

50.	If the Scheme does not take effect by December 31, 2013, or such later date as may be agreed by the boards of directors of the Companies, the Scheme shall stand revoked, cancelled and be of no effect and become null and void.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE DEMERGER

51.	The directors and executive officers of Wipro and their shareholding in the Resulting Company as of November 30, 2012, were as follows:

Name	Age	Position	Resulting Company Shareholding
Azim H. Premji	67	Chief Executive Officer, Chairman of the Board and Managing Director, Wipro Limited (designated as “Chairman and Managing Director”)	9,999

52.	The directors and executive officers of the Resulting Company and their shareholding in Wipro as of November 30, 2012, were as follows:

Name	Age	Position	Wipro Shareholding
Azim H. Premji	67	Director	1,927,880,883	[1]
Yasmeen A. Premji	65	Director	1,062,666	[2]

[1]

Includes 543,765,000 shares held by Hasham Traders (a partnership), of which Mr. Premji is a partner, 541,695,000 shares held by Prazim Traders (a partnership), of which Mr. Premji is a partner, 540,408,000 shares held by Zash Traders (a partnership), of which Mr. Premji is a partner, 187,666 shares held by Napean Trading Investment Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Regal Investments Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 187,666 shares held by Vidya Investment Trading Co. Pvt. Ltd., of which Mr. Premji is a director, 195,187,120 shares held by Azim Premji Trust, of which Azim Premji Trustee Company Private Limited is the trustee company, of which Mr. Premji is a director and sole shareholder of the trustee company, 95,419,432 shares held jointly by Mr. Premji and members of his immediately family, and 10,843,333 shares are held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji disclaims beneficial ownership of 10,843,333 shares held by Azim Premji Foundation (I) Pvt. Ltd. Mr. Premji also disclaims beneficial ownership of 195,187,120 shares held by Azim Premji Trust.

[2]	Shares held by Ms. Yasmeen A. Premji. This shareholding is included in Mr Azim H Premji’s shareholding shown above.

53.	The Trademark Company is a wholly owned subsidiary of Wipro and none of the directors and executive officers of Wipro or the Resulting Company hold any shares in the Trademark Company.

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE DEMERGER

54.	Following the demerger of the Diversified Business, the board of directors of Wipro will remain unchanged.

55.	It is proposed that the board of directors of the Resulting Company will be headed by Azim H. Premji as non-executive Chairman.

56.	It is proposed that the Resulting Company will have two (2) whole time directors, with Azim H. Premji and Yasmeen A. Premji serving as directors. The directors and management personnel are subject to change after completion of the demerger.

RISK FACTORS

The proposed transaction is a complex transaction. All of the information in this Information Statement should be read and considered carefully. The information in this Information Statement and more particularly under “Risk Factors” should also be carefully considered.

This Information Statement does not contain all the information that ADS holders or the shareholders of Wipro may desire in approving the matters to be voted on. Each shareholder and ADS holder must conduct and rely on its own evaluation of the terms of the proposed transaction, including the merits and risks involved with respect to the securities of Wipro or the Resulting Company to be received in the proposed transaction.

The Risk Factors have been divided into two sections. The Risk Factors set forth below are certain risk factors relating to the demerger. For the convenience of the ADS holders, an updated version of the risk factors contained in the Wipro Annual Report on Form 20-F for the year ended March 31, 2012 has been annexed as Annexure C to this Information Statement.

Risks Relating to the Demerger

57.	There can be no certainty that the proposed Scheme of demerger will be approved by the relevant regulatory agencies, the courts in India or the shareholders and creditors.

The Scheme is subject to the approval of the shareholders and creditors of the Companies, the High Court of Karnataka at Bangalore, approval of the SEBI and other governmental approvals, as may be required to be obtained by law or contract, including those set out at paragraph 48 above. There can be no certainty that the approvals will be obtained or of the time that may be required for the approvals to be obtained. Any delay in obtaining, or failure to obtain all or any of these approvals could delay the effectiveness of the Scheme or cause the Scheme not to come into effect. This could adversely affect the business, future financial performance, shareholders’ equity and the price of the equity shares and ADSs of Wipro.

58.	There can be no certainty that the issuance of the additional equity shares of Wipro to the custodian pursuant to the share exchange will be approved by the relevant regulatory agencies.

The share exchange for the holders of the Wipro ADSs and the issuance of the additional equity shares of Wipro to the custodian pursuant to the share exchange is subject to the approval of the Foreign Investment Promotion Board and the Reserve Bank of India. Wipro and the Resulting Company will apply for the requisite approvals, but there can be no certainty that the approvals will be obtained or of the time that may be required for the approvals to be obtained. Please refer to paragraph 12 for further details.

59.	Wipro is required to reimburse the Resulting Company against liabilities and obligations pertaining to the period prior to the Appointed Date, and the Resulting Company is required to reimburse Wipro against liabilities and obligations pertaining to the period thereafter.

If there are any taxation or other proceedings by or against Wipro which are pending on the Appointed Date or which may be instituted any time thereafter, and relating to the Demerged Undertaking, the Resulting Company is required to reimburse and indemnify Wipro against all liabilities and obligations incurred by it in respect thereof. For liabilities and obligations incurred by the Resulting Company proceedings which relate to the period prior to the Appointed Date, Wipro is required to reimburse and indemnify the Resulting Company. These reimbursements and indemnity payments will result in outflows from Wipro or the Resulting Company (as the case may be). Wipro or the Resulting Company (as the case may be) will also be out of pocket in respect of the proceedings until such time as it receives the reimbursements and indemnity payments from the indemnity payments.

60.	The demerger may result in a loss of synergies and dependencies for both Wipro and the Resulting Company, and enhance operating costs of the Diversified Business.

The Demerger will result in the loss of any synergistic benefits that may have been derived from the IT Business and the Diversified Business being housed in Wipro. After the demerger, transactions not arising out of the Scheme between Wipro and the Resulting Company will be conducted at arm’s length. There will also be a duplication of some corporate costs in operating the Diversified Business in the Resulting Company which may result in increased operating costs to the Resulting Company. The magnitude of these losses and costs is difficult to assess at present.

61.	The Demerger could result in reduced liquidity, share price or market capitalization of the Wipro equity shares.

Although after consummation of the demerger Wipro ADSs will continue to be listed on the NYSE and Wipro equity shares will continue to be listed on the BSE and the NSE, the Wipro equity shares will represent shares in a smaller company. Moreover, subsequent to the demerger, Wipro and the Resulting Company will be more specialized companies than Wipro has been prior to the demerger, with Wipro comprised exclusively of the IT Business and the Resulting Company comprised exclusively of the Diversified Business. As a result, Wipro’s current shareholders may decide to sell their Wipro equity shares after the demerger if they consider them to no longer be appropriate for their investment portfolios. These facts may have a material adverse effect on the liquidity and share price of the Wipro equity shares compared to the Wipro equity shares prior to the Demerger. The trading price of the Wipro equity shares after the Demerger may not be equal to or greater than the trading price of the Wipro equity shares prior to the demerger.

62.	Tax laws are susceptible to change, which may affect the accuracy of the “Taxation” section, which has attempted to summarize the material Indian and U.S. federal income tax consequences of the Scheme.

This Information Statement has attempted to summarize the material Indian and U.S. federal income tax consequences of the Scheme at paragraphs 75 to 92. However, taxation laws are susceptible to frequent change. In India, changes in taxation law are announced on an annual basis in February, when the Union Budget is presented. In addition, a new Direct Tax Code is expected to replace the existing Indian Income Tax Act, 1961. In the United States, federal income tax rates are currently scheduled to increase after December 31, 2012 (absent Congressional action) including, but not limited to, increases in tax rates applicable to dividends, capital gains and backup withholding as described more fully in “Taxation – Material United States Federal Tax Consequences.” These changes in law may affect the accuracy of the taxation consequences set out in this Information Statement. Wipro strongly urges each holder of its shares and ADSs to consult its own tax advisor in the respective country of taxation to determine the particular tax consequences to it of the demerger and the proposed transactions contemplated under the Scheme.

63.	The exchange of Wipro equity shares by the Promoter and the Promoter Group may adversely affect the price per share of the Wipro equity shares and Wipro ADSs.

The exchange of equity shares of Wipro by the Promoter and the Promoter Group in the public market could adversely affect the prevailing market price of the Wipro equity shares or the Wipro ADSs or Wipro’s ability to raise capital through an offering of its securities.

64.	The demerger could cause holders of Wipro equity shares and holders of Wipro ADSs in certain jurisdictions to incur tax liabilities.

Holders of Wipro equity shares and holders of Wipro ADSs in certain jurisdictions may be subject to additional tax obligations as a result of the demerger. The receipt of equity shares of Wipro or the Resulting Company or the Additional ADSs or cash pursuant to the Demerger by a shareholder or ADS holder who is a U.S. person (as defined below) will be a taxable transaction for U.S. federal income tax purposes. In addition, both U.S. persons and non-U.S. persons may be subject to U.S. backup withholding and information reporting as described in “Taxation – Material United States Federal Tax Consequences – Backup Withholding Tax and Information Reporting” on dividend payments with respect to Wipro equity shares or ADSs and proceeds from the sale or other disposition of equity shares of Wipro or Wipro ADSs made (or deemed made) within the United States. The section entitled “Taxation” further sets forth certain tax implications of the Demerger, including certain material U.S. federal income tax consequences under current U.S. law. However, each holder of Wipro equity shares or ADSs should consult and seek individual advice from an appropriate professional adviser.

65.	Once the record date is identified for the exchange and election and notified to the exchanges, the stock of Wipro may not be traded actively for a period of up to two to three weeks.

An ADS holder may not be able to immediately ascribe a value to the Wipro ADSs (though the Wipro ADSs may be traded on the NYSE), and may not be able to deposit their Wipro ADSs in the Deposit Program during this period.

66.	The fairness opinions may not reflect changes in circumstances prior to the effectiveness of the demerger.

Wipro does not intend to obtain an updated opinion from its financial advisors. Changes in the operations and prospects of Wipro or the Resulting Company, general market and economic conditions and other factors that are beyond the control of either company, and on which the opinion of the financial advisors are based, may alter the value of Wipro or the Resulting Company or their equity share prices and ADS prices by the time the Scheme is completed. The opinions of Wipro’s financial advisors do not address the fairness of the share exchange ratio at the time of the shareholder meeting, at the time the demerger is completed or at any time other than November 1, 2012, the date on which the board of directors of Wipro and the board of directors of the Resulting Company approved the Scheme.

67.	There may be restrictions on resales in the United States or to US persons of Additional Underlying Shares or Additional ADSs by Affiliates of Wipro.

Additional Underlying Shares and Additional ADSs to be issued pursuant to the share exchange to persons deemed to be affiliates of Wipro under the Securities Act at the time of the shareholder meeting may be resold in the United States only in transactions permitted under the Securities Act. Persons who may be deemed to be affiliates of Wipro include individuals who, or entities that, directly or indirectly control, or are controlled by, or are under common control with Wipro and would include certain officers and directors of Wipro, and would likely include principal shareholders as well. For more detailed information about the resale restrictions see the section entitled “US Resale Restrictions, Listing Requirements, Description of Wipro Limited Securities and Related Information – Restrictions on Sale of Shares by Affiliates of Wipro Limited”.

Risks Relating to the Resulting Company

68.	Because the Diversified Business does not have an operating history as a separate entity, it may be difficult to assess its historical performance and outlook for future revenues and other operating results.

Following the demerger, Wipro and the Resulting Company will operate as separate companies. The Diversified Business has no operating history as a separate entity. The Diversified Business’ financial performance historically has been connected to the results of operations, assets and cash flow of Wipro’s other business segments, and Wipro’s Financial Statements included in this Information Statement do not reflect what the Diversified Business’ results of operations, financial position and cash flows would have been had it been operated in a separate company during the periods presented.

69.	The Resulting Company equity shares will not be listed on any securities exchange and will therefore have limited liquidity.

There is currently no public market for the Resulting Company equity shares, and the Resulting Company is making no assurances that a public market will ever exist for the Resulting Company equity shares. Accordingly, there will be a limited market for resale of the Resulting Company equity shares and liquidity will be limited. As a private company, the Resulting Company will not be subject to the same U.S. reporting obligations or corporate governance requirements as Wipro, and will only be subject to applicable requirements under Indian law. Accordingly, the corporate governance of the Resulting Company will likely be different from the corporate governance of Wipro.

70.	The Resulting Company equity shares will not be listed on any securities exchange and there will therefore be less publically available information about the Resulting Company.

Companies whose shares are listed on stock exchanges in India are required to issue regular notifications and disclosures to and make filings with the stock exchanges. Since the Resulting Company equity shares will not be listed on any securities exchange, it will not be subject to similar standards of corporate governance and there will be less publically available information about the Resulting Company. Similarly, Wipro makes frequent filings with the SEC by virtue of the Wipro ADSs being listed on the NYSE. The Resulting Company will not be making these filings in respect of the Diversified Business after the demerger as it will not be subject to SEC filing obligations.

71.	There is no certainty that the Resulting Company will be able to raise debt capital to expand its business and operations.

As a part of Wipro, the operations of the Diversified Business have been financed partly out of bank facilities. There is no certainty that these lenders will continue to be willing to extend credit facilities to the Resulting Company as its asset base, turnover, balance sheet and operations will be significantly lower than those of Wipro.

72.	The Resulting Company will rely on contractual arrangements from Wipro and the Trademark Company in relation to the use of the trademark “Wipro”.

While intellectual property which pertains exclusively to the Diversified Business will be transferred to the Resulting Company pursuant to the Scheme, intellectual property which is used by both the IT

Business and by the Diversified Business (which includes the “Wipro” brand) will be used by both Wipro as well as the Resulting Company for their respective businesses. Wipro, the Trademark Company and the Resulting Company will execute necessary documentation, including appropriate licensing arrangements, to give effect this arrangement. Relevant intellectual property held by Wipro will be treated in the same manner and either be transferred to the Resulting Company if it pertains exclusively to the Diversified Business, or will be licensed to the Resulting Company if it will be used by both the IT Business and the Diversified Business.

73.	Shareholders of the Resulting Company may suffer dilution of his or her equity interest.

The Resulting Company may issue additional capital instruments on a preferential basis, which would dilute the equity interest of shareholders of the Resulting Company who are not allotted such capital instruments.

74.	The Resulting Company may not be able to declare dividends on its shares.

Under Indian law, a company can only pay dividend from its profits. As there is no guarantee that the Resulting Company will be profitable, the Resulting Company may not be able to declare dividend on its shares.

INFORMATION REGARDING FORWARD LOOKING STATEMENTS

This Information Statement contains forward-looking statements based on the current beliefs and expectations of Wipro’s management and subject to significant risks and uncertainties.

Forward-looking statements may include statements regarding the proposed transaction, the demerger, the period following completion of the demerger and the future results of operations or financial performance of Wipro and the Resulting Company following the demerger, as set forth under “Demerger – Background and Rationale of the Demerger” and “Selected Historical Financial Data for Wipro.”

Forward-looking statements may also include statements preceded by, or followed by or that include words such as “expects”, “believes”, “anticipates”, “intends”, “plans”, “estimates” “would be”, “would enhance”, “would facilitate”, “will”, “will likely”, “is likely”, “are likely”, “can”, “may”, “could” or similar expressions.

Actual results may differ from those set forth in the forward-looking statements. The forward-looking statements involve risks, assumptions and uncertainties. Many of the factors that will determine these results and values are beyond Wipro’s ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statement. In addition, Wipro does not have any intention or obligation to update forward-looking statements after they distribute this Information Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, Wipro claims the protection of the safe harbor for the forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995.

Shareholders of Wipro should understand that important factors may have an adverse effect on the results of Wipro’s operations, financial condition, liquidity and the price of the equity shares and ADSs of Wipro which include but are not limited to: the ability to obtain the various governmental and other approvals for the demerger on the proposed terms and schedule; the failure of the shareholders and creditors of Wipro, the Resulting Company and the Trademark Company to approve the demerger or the failure of the High Court of Karnataka at Bangalore to approve the Scheme; the demerger taking longer to realize than expected; disruption as a result of the demerger; the effect of economic conditions and interest rates on a national, regional or international basis and market volatility in the securities markets or foreign exchange rates or indices; the risk of new and changing regulation in India and internationally; and unfavorable political or other developments in Indian or international markets. Additional factors that could cause Wipro’s results to differ materially from those described in the forward-looking statements can be found in the section “Risk Factors” in this Information Statement and in Annexure C.

All forward-looking statements attributable to Wipro or any person acting on its behalf are qualified in their entirety by the cautionary statements contained or referred to in this section.

TAXATION

Wipro strongly urges each holder of its shares and ADSs to consult its own tax advisor to determine the particular tax consequences to it of the demerger and the proposed transactions contemplated under the Scheme. Unless the context otherwise indicates, references in this section to Wipro equity shares or stock also includes the Wipro ADSs.

INDIAN TAX CONSEQUENCES

75.	Upon the effectiveness of the Scheme, the receipt of equity shares and redeemable preference shares issued by the Resulting Company in consideration of the demerger of the Demerged Undertaking will not trigger tax obligations [Section 47(vid) of the Income Tax Act, 1961]; and there will be no tax implication for Wipro for the transfer of capital asset [Section 47(vib) of the Income Tax Act, 1961].

76.	The exchange of the equity shares in the Resulting Company and receipt of shares in Wipro (held by the Promoter and the Promoter Group) will result in capital gains in the hands of the shareholder or Depositary (acting on behalf of the Wipro ADS holders), as applicable, as it amounts to a transfer [Section 2(47) of the Income Tax Act, 1961], and would require the shareholder to compute the capital gain, if any, and pay the capital gains tax (either long term or short term). The mode of computation of capital gain is as under Section 48 of the Income Tax Act, 1961. It will be computed by reducing the cost of acquisition / indexed cost of acquisition, as applicable, from the full value of consideration, which will be equal to the value of equity shares in Wipro being received upon exchange.

77.	The person responsible for paying is required to deduct tax at source from payment to a non-resident under Section 195 of the Income Tax Act, 1961. Accordingly, tax will be deducted at source from non-residents at the rates in force. The tax deduction will be effected by holding back the requisite number of exchanged shares in Wipro.

78.	Currently, there is no requirement for deducting tax at source from capital gains accruing to residents.

79.	The rate of capital gains tax are as set out below (all rates are base rates to be increased by applicable surcharge and cess):

Particulars	Resident Shareholder	Non-resident share /ADS holder
Held as long-term capital asset	20%	10%
Held as Short-term capital asset	30%	30% / 40	%*

*	Rate is dependent on the status of the non-resident.

Notes:

For a non-resident shareholder, the benefit of indexation or exchange depreciation would not be available.

For a non-resident shareholder, the benefit of a lower rate or scope under the relevant Tax Treaty would be available subject to production of Tax Residency Certificate (TRC) and compliance with other conditions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General U.S. Federal Income Tax Considerations

80.	The following is a summary of the material U.S. federal income tax consequences that may be relevant with respect to the receipt of equity shares of Wipro or the Resulting Company or the Additional ADSs or cash pursuant to the demerger or ownership and disposition of Wipro equity shares or ADSs and is for general information only. This summary addresses the U.S. federal income tax considerations of holders that are U.S. persons. U.S. persons are citizens or residents of the United States, or corporations (or other entities treated as corporations for United States federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

81.	This summary is limited to U.S. persons who hold or will hold Wipro equity shares or ADSs as capital assets. In addition, this summary is limited to U.S. persons who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to taxes on income. If a partnership holds the Wipro equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding Wipro equity shares or ADSs should consult its own tax advisor.

82.	This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that will hold Wipro equity shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding Wipro equity shares or ADSs through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of the shares of Wipro. This summary is based on the tax laws of the United States as in effect on the date of this document and on United States Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the receipt of equity shares of Wipro or the Resulting Company or the Additional ADSs or cash pursuant to the demerger or ownership and disposition of Wipro equity shares or ADSs.

U.S. Federal Income Tax Consequences of Receipt of Equity Shares of Wipro or the Resulting Company or the Additional ADSs or Cash Pursuant to the Demerger

83.	The receipt of equity shares of Wipro or the Resulting Company or the Additional ADSs or cash pursuant to the demerger of the Diversified Business by a shareholder or ADS holder who is a U.S. person will be a taxable transaction for U.S. federal income tax purposes. Such transaction generally will be treated as the receipt of a taxable distribution from Wipro in an amount equal to the fair market value of the equity shares of Wipro or the Resulting Company or the Additional ADSs or cash received, as applicable, in U.S. dollars. Such distribution will be taxable as a dividend to the extent the distribution is made from the current or accumulated earnings and profits of Wipro, with any excess treated first as a tax-free return of the U.S. person’s tax basis in the Wipro equity shares or ADSs and thereafter as capital gain as further described below in “Dividends” and subject to the related “Passive Foreign Investment Company” discussion. It is anticipated that Wipro will have current or accumulated earnings and profits at the time of the demerger, such that the distribution of equity shares of Wipro or the Resulting Company or the Additional ADSs or cash, as applicable, will be treated as a dividend for U.S. federal income tax purposes.

84.	Any Indian income tax imposed upon the transactions contemplated by the demerger pursuant to the Scheme may not be creditable for U.S. federal income tax purposes. U.S. persons are urged to consult their own tax advisors with regard to the credibility of any such taxes.

85.	A U.S. person would have a tax basis in the equity shares of Wipro or the Resulting Company or the Additional ADSs received in the demerger of the Diversified Business equal to the fair market value at the time of receipt determined in U.S. dollars as of such date of receipt. The holding period in such equity shares of Wipro or the Resulting Company or the Additional ADSs would commence on the day following the completion of the demerger.

86.	In addition, both U.S. persons and non-U.S. persons may be subject to U.S. backup withholding and information reporting as described below in “Backup Withholding Tax and Information Reporting” on dividend payments with respect to Wipro equity shares or ADSs.

U.S. Federal Income Tax Consequences of Ownership and Disposition of Wipro Equity Shares or ADSs

87.	Ownership of Wipro ADSs. For U.S. federal income tax purposes, holders of Wipro ADSs generally will be treated as the owners of equity shares represented by such Wipro ADSs. Accordingly, the conversion of Wipro ADSs into the underlying Wipro equity shares generally will not be subject to U.S. federal income tax.

88.	Dividends. Except for Wipro equity shares or ADSs, if any, distributed pro rata to all shareholders and holders of Wipro ADSs, the gross amount of any distributions of cash or property with respect to Wipro equity shares or ADSs will generally be included in income by a U.S. person as foreign source dividend income at the time of receipt, which in the case of a U.S. person holding Wipro ADSs generally should be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of Wipro. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. persons. To the extent, if any, that the amount of any distribution by Wipro exceeds Wipro’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. person’s tax basis in the Wipro equity shares or ADSs and thereafter as capital gain.

Subject to certain conditions and limitations, including the passive foreign investment company (“PFIC”) rules described below, dividends paid to non-corporate U.S. persons, including individuals, may be eligible for a reduced rate of taxation if Wipro is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. Under current law in effect as of the date of this Information Statement, this reduced rate of taxation will not apply to dividends received in taxable years beginning after December 31, 2012 and such dividends will be taxed at ordinary income rates plus a 3.8% Medicare surcharge applicable to certain taxpayers.

A qualified foreign corporation includes a foreign corporation if (1) its shares (or, according to legislative history, its ADSs) are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States. In addition, a corporation is not a qualified foreign corporation if it is a PFIC (as discussed below). The Wipro ADSs are traded on the New York Stock Exchange, an established securities market in the United States as identified by Internal Revenue Service guidance. Wipro may also be eligible for benefits under the comprehensive income tax treaty between India and the United States.

Each U.S. person should consult its own tax advisor regarding the treatment of dividends and such U.S. person’s eligibility for a reduced rate of taxation under the law in effect for the year of the dividend.

89.	If dividends are paid in Indian rupees, the amount of the dividend distribution included in the income of a U.S. person will be in the U.S. dollar value of the payments made in Indian rupees, determined at a spot exchange rate between Indian rupees and U.S. dollars applicable to the date such dividend is included in the income of the U.S. person, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

90.	Sale or Exchange of Wipro Equity Shares or ADSs. A U.S. person generally will recognize gain or loss on the sale or exchange of Wipro equity shares or ADSs equal to the difference between the amount realized on such sale or exchange and the U.S. person’s adjusted tax basis in the Wipro equity shares or ADSs, as the case may be. Subject to the “Passive Foreign Investment Company” discussion below, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Wipro equity shares or ADSs, as the case may be, were held for more than one year. Long-term capital gains of non-corporate U.S. persons are currently subject to U.S. federal income tax at a maximum rate of 15%, which rate is scheduled to increase to 20% for payments made after December 31, 2012, plus a 3.8% Medicare surcharge applicable to certain taxpayers. Gain or loss, if any, recognized by a U.S. person generally will be treated as U.S. source passive category income or loss for U.S. foreign tax credit purposes. Capital gains realized by a U.S. person upon sale of Wipro equity shares (but not ADSs) may be subject to tax in India, including withholding tax. Due to limitations on foreign tax credits, however, a U.S. person may not be able to utilize any such taxes as a credit against the U.S. person’s federal income tax liability.

91.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, Wipro equity shares or ADSs (including receipt of equity shares of Wipro or the Resulting Company or the Additional ADSs or cash pursuant to the demerger) to or by a U.S. person may be subject to U.S. information reporting, and backup withholding (currently at a rate of 28%, which will increase to 31% under current law if paid after December 31, 2012) may apply unless the holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the Internal Revenue Service.

92.	Passive Foreign Investment Company. A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

•	75% or more of its gross income for the taxable year is passive income; or

•

on average for the taxable year by value, or, if it is not a publicly traded corporation and so elects, by adjusted basis, if 50% or more of its assets produce or are held for the production of passive income.

Wipro does not believe that it will satisfy either of the tests for PFIC status for the fiscal year ended March 31, 2012. However, because this determination is made on an annual basis and depends on a variety of factors (including the value of the Wipro ADSs), no assurance can be given that Wipro was not a PFIC in a prior period, or that it will not be considered a PFIC for the current taxable year and/or future taxable years. If Wipro were to be a PFIC for any taxable year, U.S. persons would be required to either:

•

pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of equity shares;

•

if an election is made to be a “qualified electing fund” (as the term is defined in relevant provisions of the U.S. tax laws), include in their taxable income their pro rata share of undistributed amounts of our income; or

•

if the equity shares are “marketable” and a mark-to-market election is made, mark-to-market the equity shares each taxable year and recognize ordinary gain and, to the extent of prior ordinary gain, ordinary loss for the increase or decrease in market value for such taxable year.

If Wipro is treated as a PFIC, Wipro does not plan to provide information necessary for the ‘qualified electing fund’ election. In addition, certain information reporting obligations may apply to U.S. persons if Wipro is determined to be a PFIC.

The above summary is not intended to be a complete analysis of all tax consequences relating to ownership or disposition of Wipro equity shares or ADSs. You should consult with your own tax advisors regarding the application of the U.S. federal income tax laws to your particular circumstances, as well as any additional tax consequences resulting from holding Wipro equity shares or ADSs, including the applicability and effect of the tax laws of any state, local or non-U.S. jurisdiction, including estate, gift and inheritance laws.

U.S. RESALE RESTRICTIONS, LISTING REQUIREMENTS, DESCRIPTION OF WIPRO LIMITED SECURITIES & RELATED INFORMATION

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF WIPRO LIMITED

93.	Wipro equity shares and Wipro ADSs to be issued pursuant to the demerger will not have been registered under the Securities Act in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act. Holders of Wipro equity shares and Wipro ADSs will still be subject to resale restrictions if they are deemed to be affiliates of Wipro or the Resulting Company either at the time of the demerger or subsequently thereafter. Therefore, in the hands of holders who have never been affiliates, the Wipro equity shares and Wipro ADSs will not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act and may be resold by the holder without regard to Rule 144 or Rule 145(c) and (d) under the Securities Act.

94.	Holders of Wipro equity shares and Wipro ADSs who are deemed to be affiliates of Wipro or the Resulting Company prior to the demerger of the Diversified Business but are not affiliates after the transaction may conduct the resale of unregistered Wipro equity shares or Wipro ADSs if (i) such resales meet all requirements of Securities Act Rule 144, other than holding period and notice filing requirements, (ii) the holder has held the Additional Underlying Shares or the Additional ADSs issued in the share exchange for at least one (1) year and satisfy the current public information requirement of Rule 144, or (iii) the holder has held the Additional Underlying Shares or the Additional ADSs issued in the share exchange for at least two (2) years.

95.	Holders of Wipro equity shares and Wipro ADSs who are deemed to be affiliates of either Wipro or the Resulting Company both prior to and after the transaction may conduct the resale of unregistered Additional Underlying Shares or Additional ADSs which meet all requirements of Securities Act Rule 144, other than holding period and notice filing requirements.

DESCRIPTION OF WIPRO LIMITED EQUITY SHARES

96.	Information concerning Wipro’s equity shares is contained under the “Description of Equity Shares” section in Item 10 of Wipro’s Annual Report on Form 20-F filed with the SEC on May 16, 2012.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

97.	Information concerning the restrictions on foreign ownership of Indian Securities is contained under the “Currency Exchange Controls” section in Item 10 of Wipro’s Annual Report on Form 20-F filed with the SEC on May 16, 2012.

PROCEDURES FOR WITHDRAWING FROM THE ADS PROGRAM

98.

Information concerning the surrender of ADSs and the withdrawal of the underlying equity shares from the depositary facility is contained in the Deposit Agreement. The information stated below is general in nature and comprises only the main provisions thereof. For more complete information, you are advised to review the provisions of the Deposit Agreement, a copy of which is available for inspection at the offices of the Depositary at JP Morgan Towers, 1st Floor, off CST Road, Kalina, Santacruz (East), Mumbai, 400098 or call +912261573484.

99.	Pursuant to the Deposit Agreement:

•

An ADS holder wishing to surrender ADSs for cancellation may be required by the Depositary to submit a written order directing the Depositary to withdraw the securities represented by the ADS, the Depositary may require the ADS holder to properly endorse in blank the ADR represented by the holder’s ADS, in the case of a certificated ADR, or provide proper instructions, documentation and endorsement in blank, in the case of a Direct Registration ADR;

•

The entitlement of the ADS holder to delivery (to the ADS holder or upon the ADS holder’s order) of the underlying equity shares is conditional upon the payment of the fees and expenses of the Depositary and of all expenses, taxes and other governmental charges payable in connection with the surrender and withdrawal;

•

An ADS holder will be entitled either to delivery at (i) the custodian’s office of the whole number of deposited securities at the time represented by the ADSs, or (ii) at the ADS holder’s request, risk and expense, at such other place as the ADS holder may request;

•	In the event that the surrendered ADSs evidence fractional equity share entitlements, the Depositary shall deliver to the ADS holder cash in place of fractional shares; and

•	Unless current applicable Indian law changes, once withdrawn, shares may not be redeposited or transferred without approval of the Reserve Bank of India.

100.	If a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership under Indian Law. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin and foreign institutional investors above the ownership levels set forth above require Indian government approval on a case by case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

101.	If an ADS holder withdraws equity shares from the ADS program and has direct or indirect holdings in Wipro exceeding twenty-five percent (25%) of Wipro’s total equity, the ADS holder will be required to make a public offer to the remaining shareholders (under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011).

102.	After delivery of the equity shares is made, a transfer of equity shares withdrawn from the depositary facility will be subject to requirements of Indian law, which may include the prior approval of the Reserve Bank of India.

103.	The Depositary will not assist any person or persons in establishing the necessary account or accounts in India for the equity shares or with any compliance with applicable laws, rules and/or regulations. An ADS holder should seek the advice of US and Indian financial, legal and/or tax advisors before taking any action.

INFORMATION

SELECTED HISTORICAL FINANCIAL DATA FOR WIPRO

104.	Selected financial data of Wipro is set out in Annexure E. Financial data for the year ended March 31, 2012, was filed with the SEC pursuant to the Annual Report on Form 20-F on May 16, 2012, and can be accessed at: http://www.sec.gov/Archives/edgar/data/1123799/000119312512236425/d353255d20f.htm.

105.	Financial data for the quarter ended September 30, 2012 was filed with the SEC on Form 6-K on November 8, 2012 and can be accessed at: http://www.sec.gov/Archives/edgar/data/1123799/000119312512459820/d434494d6k.htm.

ACCOUNTING TREATMENT FOR THE DEMERGER

106.	The accounting treatment of the demerger in the books of Wipro will be as follows:

(i)	The assets and the liabilities of Wipro relating to the Demerged Undertaking being transferred to the Resulting Company shall be at values appearing in the books of account of Wipro on the close of business on the day immediately preceding the Appointed Date.

(ii)	The difference between the value of assets and value of liabilities transferred pursuant to the Scheme shall be appropriated in the books of Wipro as under:

(a)	The securities premium account shall stand reduced by Rs. 20,000,000,000 (Rupees Twenty Billion only)) by debiting the said account;

(b)	The balance in the profit and loss account, being the surplus from the statement of profit and loss, shall stand reduced by Rs. 4,030,000,000 (Rupees Four Billion and Thirty Million only) by debiting the said account; and

(c)	The general reserves shall be debited and thereby stand reduced by the balance amount, if any (being the difference between the net value of assets less liabilities (after debiting to the securities premium account and the balance in Profit and Loss account as aforesaid)).

The shareholders and ADS holders of Wipro are requested to read the entire text of the Scheme enclosed with the Notice, Explanatory Statement and this Information Statement to get better acquainted with the provisions thereof as stated above. Information regarding the Scheme above is only a brief summary of the same and is qualified in its entirety by reference to the full text of the Scheme.

ANNEXURE A – FAIRNESS OPINION ISSUED BY JM FINANCIAL INSTITUTIONAL SECURITIES PRIVATE LIMITED

November 1, 2012

Board of Directors,

Wipro Limited

Dodda Kannelli,

Sarjapur Road,

Bangalore – 560 035

Gentlemen:

We refer to the Engagement Letter dated October 31, 2012 in respect of the proposed Scheme of Arrangement (the “Scheme”) involving Wipro Limited (“Wipro” / “Demerged Company”), Azim Premji Custodial Services Private Limited ( “Resulting Company”), Wipro Trademarks Holding Limited (“Trademark Company”) and their respective shareholders and creditors.

Wipro is primarily in the business of providing Information Technology (IT) & IT Enabled Services (ITES) and is a leading global player in providing IT services, outsourced research & development, IT infrastructure services, business process services and business consulting (the “IT Business”). Wipro is also engaged, both directly and through its subsidiaries, in the businesses of consumer care products (both in India and overseas), hydrogenated oil, furniture, switches and lighting, electrical products, infrastructure engineering (both in India and overseas) consisting of hydraulic cylinders, hydraulic and pneumatic components, tippers, water treatment solutions, solar EPC business, trading and a strategic joint venture for medical diagnostic equipment products and services collectively, the “Diversified Business”. The Scheme, inter alia, provides for the demerger of the Diversified Business from Wipro and trademarks pertaining to the Diversified Business owned by the Trademark Company to the Resulting Company (“Demerger”).

We understand that the Board of Directors of Wipro has proposed that:

1.	The Resulting Company shall be an unlisted company

2.	All resident equity shareholders of Wipro whose name appears in the register of members of Wipro as of the ‘Record Date’ under the Scheme (“Resident Eligible Equity Shareholder”) shall be entitled to at their option

(a)	1 equity share in the Resulting Company of face value of Rs. 10/- (“Resulting Company Equity Share”) for every 5 equity shares in the Demerged Company of face value of Rs. 2 /- (“Demerged Company Equity Share”); or

(b)	1 redeemable preference share in the Resulting Company (“RPS”), bearing dividend of 7% and a face value of Rs.50/- that shall be redeemed at the end of one year from the date of allotment for every 5 Demerged Company Equity Shares. The fair value of the RPS to be Rs.223/-; or

(c)	1 Demerged Company Equity Share post the Demerger held by the Promoter (as defined under the Scheme) post the effective date for the Demerger as a consideration for the tender of every 1.65 Resulting Company Equity Shares that such Resident Eligible Equity Shareholder is entitled to (“Exchange Ratio”).

3.	All non-resident equity shareholders of Wipro (excluding the depository for the American Depository Receipts (“ADRs”)) whose name appears in the register of members of Wipro as of the Record Date (“Non-Resident Eligible Equity Shareholder”) shall be entitled to at their option

(a)	1 Resulting Company Equity Share for every 5 Demerged Company Equity Shares; or

(b)	1 Demerged Company Equity Share held by the Promoter post the effective date for the Demerger as a consideration for the tender of every 1.65 Resulting Company Equity Shares that such Non-Resident Eligible Equity Shareholder is entitled to (“Exchange Ratio”).

4.	ADR holders shall be entitled to 1 Demerged Company Equity Share held by the Promoter post the effective date for the Demerger as consideration for the tender of every 1.65 Resulting Company Equity Shares that such ADR holder is entitled to.

We understand that the appointed date for the Demerger is the opening of business hours on April 1, 2012. We understand that the proposed Demerger and the tender offer thereof shall also enable Wipro to move towards meeting the minimum public shareholding requirements under Rule 19(2)(b) of the Securities Contract (Regulation) Rules, 1957.

In connection with the Demerger, you have requested us to examine the joint valuation report dated November 1, 2012 of M/s Deloitte Touche Tohmatsu India Pvt. Ltd. and M/s N M Raiji & Co, Chartered Accountants (together the “Joint Valuers”) and related computations as also the information provided by Wipro and the Resulting Company and issue our opinion as to the fairness of the ‘Swap Ratio’ for the purpose of the Demerger and the Exchange Ratio set forth therein from a financial point of view.

For the said examination and for arriving at the opinion set forth below, we have:

i)	Reviewed the draft Scheme;

ii)	Perused the valuation report issued by the Joint Valuers and the related computations shared with us;

iii)	Reviewed certain business and financial information relating to the Diversified Business and the IT Business that we deemed to be relevant and as provided by the management;

iv)	Discussed the operations and financial conditions of the Diversified Business and IT Business with the representatives of Wipro; and

v)	Participated in certain discussions among representatives of Wipro in connection with the transactions contemplated by the Scheme of Arrangement.

We have assumed and relied upon, without independent verification, the accuracy and completeness of all information including divisional financial data and analyses that was provided or otherwise made available to us by Wipro for the purposes of this opinion. We have not conducted any due diligence and express no opinion and accordingly accept no responsibility with respect to or for such information, or the assumptions on which it is based. We have not reviewed any books and records of Wipro or the Resulting Company other than those provided or made available to us. We have not assumed any obligation to conduct, nor have we conducted any physical inspection or title verification of the properties or facilities of Wipro or the Resulting Company and neither express any opinion with respect thereto nor accept any responsibility thereof. We have not made any independent valuation or appraisal of the assets or liabilities of Wipro or the Resulting Company nor have we been furnished with any such appraisals. We have not reviewed any internal management information statements or any non public reports, and instead, with your consent, have relied upon information that was provided or otherwise made available to us by Wipro or the Resulting Company for the purposes of this opinion. We are not experts in the evaluation of litigation or other actual or threatened claims. In addition, we have assumed that the Scheme will be approved by regulatory authorities and that the Demerger will be consummated substantially in accordance with the terms set forth in the Scheme. We have assumed that there are no other contingent liabilities or circumstances that could materially affect the business or financial prospects of Wipro or the Resulting Company other than those disclosed in the information provided.

We understand that the management of Wipro and the Resulting Company, during our discussion with them, would have drawn our attention to all such information and matters which may have an impact on our analysis and opinion. We have assumed that in the course of obtaining necessary regulatory or other consents or approvals for the Scheme, no restrictions will be imposed that will have a material adverse effect on the benefits of the Demerger that may have been contemplated. Our opinion is necessarily based on financial, economic, market and other conditions as they currently exist and on the information made available to us as of the date hereof. It should be understood that although subsequent developments may affect this opinion, we do not have an obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to Wipro in connection with this transaction, including for providing a fairness view on the joint valuation report issued by the Joint Valuers and will receive a fee for our services. In the past, JM Financial Institutional Securities Private Limited and its affiliates (together, the “JM Financial Group”) have provided financial advisory services to Wipro and have received fees for the rendering of these services.

In the ordinary course of business, the JM Financial Group is engaged in securities trading, securities brokerage and investment activities, as well as providing investment banking and investment advisory services. In the ordinary course of its trading, brokerage and financing activities, any member of the JM Financial Group may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of any company that may be involved in the transaction.

It is understood that this letter is issued to the Board of Directors of Wipro in connection with this transaction and may not be relied upon by any other person and may not be used or disclosed for any other purpose without our prior written consent.

We express no opinion whatever and make no recommendation at all as to Wipro’s or the Resulting Company’s underlying decision to effect the Demerger or as to how the holders of equity shares or secured or unsecured creditors of Wipro or the Resulting Company should vote at their respective meetings to be held in connection with the Demerger or as to how they may choose to exercise their options permitted under the Scheme. We do not express and should not be deemed to have expressed any views on any other terms of the Demerger including the terms of the RPS like dividend rate, yield, tenor and redemption value. We also express no opinion and accordingly accept no responsibility for or as to the prices at which the equity shares of Wipro will trade following the announcement of the Demerger or as to the financial performance of Wipro or the Resulting Company following the consummation of the Demerger.

Based on our examination of the valuation report and subject to the foregoing, we are of the opinion that the Swap Ratio, the fair value of the RPS and the Exchange Ratio as provided for in the joint valuation report of the Joint Valuers is fair to the equity shareholders of Wipro.

Yours truly,

For JM Financial Institutional Securities Private Limited

Ranganath Char

Managing Director

ANNEXURE B – FAIRNESS OPINION ISSUED BY CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED

November 1, 2012

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road

Bangalore – 560 035

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the equity shares of Wipro Limited (“Wipro”) of each of the Equity Shares Consideration, the Fair Value of Preference Shares and the Exchange Ratio (each as defined below) in connection with the demerger of certain businesses of Wipro (“Transferred Businesses”) into and with Azim Premji Custodial Services Private Limited, (“APCSPL”, and such transactions, the “Demerger”), as more fully described in the Scheme of Demerger (defined below).

Pursuant to the Scheme of Demerger, the shareholders of Wipro will have the option to receive for every five (5) fully paid-up equity shares of Wipro having face value of Rs. 2 (Rupees Two only) per share (“Wipro Equity Shares”), either:

•	One (1) fully paid-up equity share of APCSPL having face value of Rs. 10 (Rupees Ten only) per share (such shares, “APCSPL Shares”, and such consideration, the “Equity Shares Consideration”); or

•

One (1) fully paid-up redeemable preference share (such shares, “APCSPL Preference Shares”) of face value Rs. 50 (Rupees Fifty only) per share issued by APCSPL, bearing the terms set out in the Scheme of Demerger, the fair value of which, as determined by the Valuers (defined below) is Rs. 223 (Rupees Two Hundred and Twenty Three) per share (“Fair Value of Preference Shares”).

Pursuant to the Scheme of Demerger, holders of Wipro Equity Shares who elect the Equity Shares Consideration will further have the option to exchange their APCSPL Shares for additional Wipro Equity Shares, at a ratio of one (1) Wipro Equity Share for every 1.65 APCSPL Shares (the “Exchange Ratio”). Holders of Wipro Equity Shares who make no affirmative election, and certain other holders of Wipro Equity Shares (including the custodian holder in respect of Wipro Equity Shares that underlie certain American Depositary Receipts (“ADRs”)), will be deemed to, or must by default, elect the Equity Shares Consideration and subsequently the Exchange Ratio. The terms and conditions of the Demerger are more fully described in the Scheme of Demerger, and the foregoing summary of the Demerger is qualified in its entirety by reference to the terms of the Scheme of Demerger.

In arriving at our opinion, we reviewed the draft valuation letter as of October 30, 2012 (“Draft Valuation Letter”) of NM Raiji & Co and Deloitte Touche Tohmatsu India Private Limited (“Valuers”), valuers of Wipro, whose letter addresses the Equity Shares Consideration, the Fair Value of Preference Shares and the Exchange Ratio as of the valuation date of March 31, 2012, and a draft of the Scheme of Demerger dated October 30, 2012 (“Scheme of Demerger”), and held discussions with certain senior officers, directors and other representatives and advisors of Wipro concerning the businesses, operations and prospects of Wipro and the Transferred Businesses.

In arriving at their opinion on the Equity Shares Consideration, we understand that the Valuers have not performed a fundamental valuation analysis of Wipro and the Transferred Businesses. We further understand that the Valuers have recommended the Equity Shares Consideration based on accounting, income tax and statutory principles and based on discussions with the management and special committee of Independent directors of Wipro. Our opinion in respect of the Equity Shares Consideration is based on this understanding and the principle that all shareholders of Wipro have an equal opportunity to receive the Equity Shares Consideration, and the aggregate equity value of APCSPL will not change depending on the number of APCSPL Shares issued for each Wipro Equity Share.

In arriving at our opinion with respect to the Fair Value of Preference Shares and the Exchange Ratio, we examined certain publicly available business and financial information relating to Wipro and the Transferred Businesses and other information and data relating to Wipro and the Transferred Businesses which were provided to or discussed with us by the management of Wipro, including the split of income statement and balance sheet metrics across the various businesses We were not provided with any forward looking financial projections with respect to Wipro or the Transferred Businesses. We reviewed the current and historical market prices and trading volumes of Wipro Equity Shares; the historical earnings and other operating data of Wipro and the Transferred Businesses; and the capitalization and financial condition of Wipro and the Transferred Businesses. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Demerger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Wipro and the Transferred Businesses. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Wipro that they are not aware of any relevant information that has been omitted or that remains undisclosed to us that would make the information or data examined by, provided to, reviewed by, or discussed with, us inaccurate or misleading in any respect or that would otherwise be relevant in arriving at our opinion. We do not assume any responsibility with respect to such information and data. With respect to financial and other information and data relating to Wipro and the Transferred Businesses provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Wipro that such information and data were reasonably prepared on bases reflecting the best currently available data and judgments of the Wipro management. We have relied on the information provided by the management of Wipro, and do not provide any opinion on the allocation of specific assets and liabilities across the various businesses. We have assumed that the publicly available forecasts and other information and data relating to Wipro and the Transferred Businesses reasonably reflects the best currently available estimates as to the future financial performance of Wipro and the Transferred Businesses. We have assumed that APCSPL does not have any assets or liabilities prior to the Demerger, and accordingly have not attributed any value to APCSPL prior to the Demerger, for the purposes of determining the Equity Shares Consideration, the Fair Value of Preference Shares, and the Exchange Ratio.

We have relied upon and assumed without independent verification, with your consent, that the Demerger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals (including approvals of all classes of shareholders and creditors of Wipro), consents and releases for the Demerger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Wipro and the Transferred Businesses or the contemplated benefits of the Demerger. We have further assumed that such approvals, consents and releases will be duly obtained, as required, pursuant to applicable laws and contractual obligations, without any delays. Representatives of Wipro have advised us, and we further have assumed, that the final terms of the Scheme of Demerger will not vary from those set forth in the draft reviewed by us, and that the terms of the final valuation letter of the Valuers will not vary from those set forth in the Draft Valuation Letter reviewed by us. Further, we have assumed that there will not be any adverse rulings or proceedings whatsoever (whether of any court, regulatory body or otherwise) arising out of or in relation to the Demerger as contemplated.

We are financial advisors only, and our opinion does not address, and we have not assessed, any legal, regulatory, taxation or accounting matters, as to which we understand that Wipro has obtained such advice as it deemed necessary from qualified professionals. Without prejudice to the generality of the foregoing, we express no opinion and have assumed that the Demerger will not trigger obligations to make open offers under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011, or delisting offers under the Securities And Exchange Board of India Delisting of Equity Shares) Regulations, 2009, and accordingly we have not considered the consequences or impact on Wipro, if any such open offers are mandated, and we have also assumed that the Demerger will not result in any adverse effect on Wipro or its business, whether under tax or other laws or under the terms of any license or approval. We also have assumed, with your consent, that all transfers under the Scheme of Demerger will be treated as a tax-free reorganization for Wipro and APCSPL for Indian income tax purposes. We have not provided any opinion on the tax implications of the Demerger, the Equity Shares Consideration, the Fair Value of Preference Shares, and the Exchange Ratio on the shareholders of Wipro, and any resulting impact on a shareholder’s decision to choose between the alternate forms of consideration.

Our opinion is restricted to the fairness, from a financial point of view, of the Equity Shares Consideration, the Fair Value of Preference Shares, and the Exchange Ratio, as ultimately determined by the Valuers pursuant to their valuation exercise. Our opinion also does not address any matters otherwise than as expressly stated herein, including but not limited to matters such as corporate governance matters, shareholder rights or any other equitable considerations. We have also not opined on the fairness of any terms and conditions of the Scheme of Demerger other than the fairness, from a financial point of view, of the Equity Shares Consideration, the Fair Value of Preference Shares and the Exchange Ratio. We have not provided any opinion whatsoever on (i) the terms and conditions attached to the APCSPL Preference Shares except to the extent expressly set forth herein, (ii) the realizable value of Wipro shares and net sale proceeds to be distributed by the depository or custodian to the holders of Wipro ADRs, if Wipro is unable to issue additional ADRs against the additional shares issued to the depository or custodian based on the Equity Shares Consideration; and (iii) the terms and conditions of additional employee stock options to be issued to the holders of existing employee stock options pursuant to the Scheme of Demerger. Further, we have neither opined nor advised on the viability or legality of the proposed structure, mechanics and terms and conditions of the Scheme of Demerger. We have not provided any opinion whatsoever as to any scenario where only some (and not all) parts of the Demerger take effect (including on account of non-receipt of governmental approvals).

We are not expressing any opinion as to the price at which the Wipro Equity Shares or Wipro ADRs will trade at any time including following the announcement of or completion of the Demerger. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Wipro or the Transferred Businesses nor have we made any physical inspection of the properties or assets of Wipro or the Transferred Businesses. We express no opinion as to the solvency or fair value of Wipro or APCSPL under any laws, nor is this opinion to be treated as a valuation of their respective shares under any applicable law. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which

Wipro or APCSPL is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Wipro or APCSPL is or may be a party or is or may be subject. A valuation estimate for any transaction does not necessarily suggest that a market exists for the transaction. We were not requested to, and we did not, participate in the negotiation or structuring of the Demerger, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Transferred Businesses. We express no view as to, and our opinion does not address, the underlying business decision of Wipro to effect the Demerger, the relative merits of the Demerger as compared to any alternative business strategies that might exist for Wipro or the effect of any other transaction in which Wipro might engage. We have not provided any advice or services in connection with the Demerger, other than the delivery of this opinion. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Demerger, or any class of such persons, relative to the Equity Shares Consideration, the Fair Value of Preference Shares or the Exchange Ratio. We express herein no view or opinion as to any terms or other aspects of the Demerger or the Scheme of Demerger (other than the Equity Shares Consideration, the Fair Value of Preference Shares and the Exchange Ratio to the extent expressly specified herein). Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets India Private Limited has been retained by Wipro to act as financial advisor to the Board of Directors of Wipro with respect to this opinion and will receive a fee for our services in connection with the delivery of this opinion. Our fee for our services will be payable on delivery of this opinion and is not contingent on the successful completion of the Demerger. In addition, Wipro has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We and our affiliates in the past have provided, and currently provide, services to Wipro unrelated to the proposed Demerger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, as lenders and creditors to Wipro, as financial advisor to Wipro on strategic transactions, and as lead manager / underwriters in securities offerings of Wipro.

Please note that Citigroup Global Markets India Private Limited is a financial services company engaged in the securities and financial advisory businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, as well as providing investment banking, financing and financial advisory services. In the ordinary course of our business, we and our affiliates, directors and officers may actively trade or hold the securities of Wipro for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or may have issued or held any related derivative instrument. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Wipro and their respective affiliates.

As requested by Wipro, our advisory services and the opinion expressed herein are provided solely for the use and benefit of the Board of Directors of Wipro, and may not be used by any other person for any other purpose. Our opinion is not intended to be and does not constitute a recommendation to any shareholder, creditor or other person as to how such shareholder, creditor or other person should vote or act on any matters relating to the proposed Demerger or any other matter. Except as otherwise agreed by us with Wipro in writing, this opinion shall not be disclosed in any manner or for any purpose, nor shall any public reference to us or this opinion be made, by or on behalf of Wipro without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Wipro is required to make with the Securities and Exchange Commission or with or to any Indian stock exchange in connection with this transaction if such inclusion is required by applicable law.

We accept no responsibility to any person other than Wipro in relation to the contents of this letter even if it is disclosed to such person with our consent. It is understood that subsequent developments, including in relation to any contingent liabilities, may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Equity Shares Consideration, the Fair Value of Preference Shares and the Exchange Ratio is fair, from a financial point of view, to the holders of Wipro Equity Shares.

Very truly yours,

CITIGROUP GLOBAL MARKETS INDIA PRIVATE LIMITED

ANNEXURE C – RISK FACTORS

Risks Related to our Company and our Industry

Our revenues and expenses are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the market price of our equity shares and ADSs to decline.

Our revenue historically has fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, complexity, timing, pricing terms and profitability of significant projects or product orders;

•	changes in our pricing policies or those of our competitors;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

•	seasonal changes that affect purchasing patterns among our consumers of desktops, notebooks, servers, communication devices, consumer care and other products;

•	unanticipated cancellations, contract terminations or deferral of projects or those occurring as a result of our clients reorganizing their operations;

•	the duration of tax holidays or exemptions and the availability of other Government of India incentives;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees;

•	unanticipated variations in the duration, size and scope of our projects, as well as changes in the corporate decision-making process of our clients;

•	currency exchange fluctuations; and

•	other economic and political factors.

A significant portion of our total operating expenses in our IT services and IT products businesses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates in our IT services business, excluding Business Process Outsourcing (BPO) services, Indian IT services and Infocrossing Inc., may cause significant variations in operating results in any particular quarter. Utilization rates are the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function excluding corporate activities.

Therefore, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our periodic results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

Our profits attributable to equity holders increased by 5.20% for the year ended March 31, 2012, as compared to the year ended March 31, 2011. There continues to be a high level of global economic uncertainty driven by high levels of sovereign debt, particularly in Europe. Pricing remains competitive and clients remain focused on cost reduction and capital conservation. Consequently, to maximize our revenues, we are investing in developing capabilities in new technology areas and deepening our domain expertise. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. In our BPO business, we are diversifying our service offerings to reduce the proportion of revenues from customer interaction services. Continued attrition levels in our customer interaction services could adversely impact our operating margins.

As a result, there can be no assurance that we will be able to sustain our historic levels of profitability.

If we do not continue to improve our administrative, operational and financial processes and systems to manage our growth, the value of our shareholders’ investment may be harmed.

Our expected growth will continue to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, our continued growth will increase the challenges involved in:

•	recruiting, training and retaining sufficiently skilled technical, marketing and management personnel;

•

maintaining an effective internal control system and properly educating and training employees to mitigate the risk of individuals engaging in unlawful or fraudulent activity or otherwise exposing us to unacceptable business risks;

•	adhering to our high quality standards;

•	maintaining high levels of client satisfaction;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems;

•	preserving our culture, values and entrepreneurial environment; and

•	assimilating and integrating disparate IT systems, personnel and employment practices, and operations of acquired companies.

If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of all segments of our business and harm the value of our shareholders’ investment.

Intense competition in the market for IT and ITeS services could adversely affect our cost advantages, and, as a result, decrease our revenues.

The market for IT services is highly competitive. Our competitors include software/IT companies, systems consulting and integration firms, other technology companies and client in-house information services departments. We may also face competition from IT and ITeS companies operating from emerging low cost destinations such as China, the Philippines, Brazil, Romania and Poland. Some of our competitors command significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors or that we will not lose our key employees or clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as the availability of skilled resources, the price at which our competitors offer comparable services and our competitors’ responsiveness to their clients’ needs.

We may face difficulties in providing end-to-end business solutions for our clients that could cause clients to discontinue their work with us, which in turn could harm our business.

The increased breadth of our service offerings may result in larger and more complex projects with our clients. This will require us to establish closer relationships with our clients, develop a thorough understanding of their operations, and take higher commercial risks in our contracts with such clients. Our ability to establish such relationships will depend on a number of factors, including the proficiency of our IT professionals and our management personnel. Our failure to understand our client’s requirements the domain and country-specific laws and regulations which govern the products and services that we provide, or our failure to deliver services which meet the requirements specified by our clients could result in termination of client contracts and/or imposition of penalties or damages. Additionally, we may experience financial losses in contracts which are linked to our client’s future business outcomes or based on assumptions which are not realized.

Larger projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for subsequent stages or may cancel or delay subsequent planned engagements. These terminations, cancellations or delays may result from the business or financial condition of our clients or the economy generally, as opposed to factors related to the quality of our services. Such cancellations or delays make it difficult to plan for project resource requirements, and inaccuracies in such resource planning may have a negative impact on our profitability.

Our success depends in large part upon the strength of our management team and other highly skilled professionals. If we fail to attract and retain these personnel, our business may be unable to grow and our revenue could decline, which may decrease the value of our shareholders’ investment.

The continued efforts of the senior members of our management team, including of our chairman and managing director, are critical to our success. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects and to continue to expand our business will be impaired and our revenue could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Changes in government policies may also affect our ability to attract, hire and retain personnel. Additionally, we may not be able to reassign or retain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences. Our profits could be adversely affected if we are unable to manage employee hiring and attrition to achieve a stable and efficient workforce structure.

Our profitability could suffer if we are unable to improve our cost management or such strategies are not as successful as they have been in the past.

Our ability to improve or maintain our profitability is dependent on successful management of our costs. Our cost management strategies include maintaining appropriate alignment between the demand for our services and our resource capacity, optimizing the costs of service delivery and effectively leveraging our sales and marketing and general and administrative costs. We have also taken actions to reduce certain costs, and these initiatives include, deriving greater productivity from fixed costs and relocating non-client-facing employees to lower-cost locations. There is no guarantee that these, or other cost-management efforts will be successful, that our efficiency will be enhanced, or that we will achieve desired levels of profitability. Over time, we have seen a steady improvement in general and administrative costs as a percentage of revenue. Because of the significant steps taken in the past to reduce such costs, we may not be able to maintain such a high level of cost reduction once we have eliminated redundancies and streamlined our processes to maximize efficiency. If we are not able to mitigate rising employee compensation costs by relocating to lower cost locations, passing such increases to customers, or using other measures, our margins and results of operations could be materially adversely affected.

Exchange rate fluctuations in various currencies in which we do business could negatively impact our revenue and operating results.

Our IT business is approximately 86% of our revenue. Our revenue from this business is derived from transactions in foreign currencies, while a significant portion of our costs are in Indian rupees. The exchange rate between the Rupee and foreign currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rupee against foreign currencies can adversely affect our revenue and competitive position, and can adversely impact our gross margins. We generate approximately 35% of our IT services revenues in non-U.S. dollar currencies, and the exchange rate fluctuations between these currencies and the U.S. dollar can affect our revenues and growth, as expressed in U.S. dollar terms. We seek to minimize this risk by entering into forward exchange and option contracts. However, volatility in exchange rate movement and/or sustained Indian rupee appreciation will negatively impact our revenue and operating results.

A significant portion of our debt is in various foreign currencies. We also undertake hedging strategies to mitigate exposure of exchange rate risk relating to foreign currency borrowing, including entering into cross-currency interest rate swaps. As mentioned above, the exchange rate between the Indian rupee and foreign currencies has fluctuated significantly in recent years and will likely continue to fluctuate in the future. Volatility in exchange rate movement and/or Indian rupee depreciation may negatively impact our operating results.

Currently, we have software development facilities in several countries around the world. The majority of our software development facilities are located in India. As we continue to increase our presence outside India through our strategic development centers worldwide, we are subject to additional risks related to our international expansion strategy, including risks related to complying with a wide variety of national and local laws, restrictions on the import and export of certain technologies and multiple and possibly overlapping tax structures. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations in general. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful, and we may not be able to compete effectively in other countries.

Legislation in certain countries in which we operate, including the United States, may restrict companies in those countries from outsourcing work.

Some countries and organizations have expressed concerns about a perceived connection between offshore outsourcing and the loss of jobs domestically. With high domestic unemployment levels and increasing political and media attention on the outsourcing of services internationally by domestic corporations, there have been concerted efforts to enact new legislation to restrict offshore outsourcing or impose restrictions on companies that outsource. Periodically, restrictive outsourcing legislation has been considered by federal and state legislatures in the U.S. In the event any of these measures become law, our ability to do business in these jurisdictions could be adversely impacted, which in turn could adversely affect our revenues and operating profitability.

In addition, from time to time, negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data has been publicized, including reports involving service providers in India. Our current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore service providers to avoid harmful publicity or any negative perceptions that may be associated with using an offshore service provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the countries in which our clients operate.

Our failure to complete fixed-price, fixed-time frame contracts within the budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and rely on our past project experience to reduce the risks associated with estimating, planning and performing fixed-price or fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our profitability may suffer.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include time-and-materials pricing, fixed-price arrangements, and hybrid contracts with features of both pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. The risk is greatest when pricing our outsourcing contracts, as many of our outsourcing projects entail the coordination of operations and workforces in multiple locations, utilizing workforces with different skill sets and competencies and geographically-distributed service centers. Furthermore, when work gets outsourced we occasionally hire employees from our clients and assume responsibility for one or more of our clients’ business processes. Our pricing, cost and profit margin estimates on outsourced work frequently include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will under price our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenue.

A significant element of our business strategy is to continue to leverage and expand our offshore development centers at Bangalore, Chennai, Hyderabad, Kolkata, Pune and other cities in India, as well as near-shore development centers outside of India. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel from various regions of India and the world, the ability to service clients on a regional and global basis and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications could result in a disruption in business, thereby hindering our performance or our ability to complete client projects on time. This, in turn, could lead to a reduction of our revenue.

We may be liable to our clients for damages caused by disclosure of confidential information or data security system failures.

We often have access to or are required to collect and store confidential client and customer data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees or former employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could damage our reputation and cause us to lose clients.

We are investing substantial cash assets in new facilities and physical infrastructures, and our profitability could be reduced if our business does not grow proportionately.

We have invested substantially in construction or expansion of software development facilities and physical infrastructure during fiscal year 2012 in anticipation of growth in our business. The total amount of investment made to purchase property, plant and equipment in fiscal year 2012 was Rs. 12,977 million (US$255 million). Additionally, as of March 31, 2012, we had contractual commitments of approximately Rs. 1,673 million (US$33 million) related to capital expenditures on construction or expansion of our software development and other facilities. We may encounter cost overruns or project delays in connection with new facilities and these expansions may increase our fixed costs. If we are unable to grow our business and revenues proportionately, our profitability will be reduced.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus.

The IT services market is characterized by rapid technological changes, evolving industry standards, changing client preferences and new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet client needs. We may not be successful in anticipating or responding to these advances on a timely basis, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to address the demands of the rapidly evolving information technology environment, particularly with respect to cloud computing and storage, mobility and applications and analytics, could have a material adverse effect on our business, results of operations and financial condition.

Many of our client contracts can typically be terminated without cause, with little or no notice and without termination charges, which could negatively impact our revenue and profitability.

Our clients typically retain us on a non-exclusive, project-by-project basis. Many of our client contracts, including those that are on a fixed-price, fixed-time frame basis, can be terminated with or without cause, with as little as 90 days’ notice and without termination-related penalties. Additionally, most of our contracts with clients are typically limited to discrete projects without any commitment to a specific volume of business or future work. Our business is dependent on the decisions and actions of our clients, and there are a number of factors that might result in the termination of a project or the loss of a client that are outside of our control, including:

•	the business or financial condition of our clients or the economy generally;

•	a change in strategic priorities, resulting in a reduced level of IT spending;

•	a demand for price reductions; and

•	a change in outsourcing strategy such as moving to client in-house IT departments or to our competitors.

We may engage in future acquisitions, divestitures, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders’ ownership and cause us to incur debt or assume contingent liabilities.

We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, enter into strategic partnerships with parties who can provide access to those assets or divest certain assets related to business segments. In the future, we may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us. We could have difficulty in assimilating the personnel, operations, technology or software of the acquired companies. In addition, the key personnel of an acquired company may decide not to work for us. We could also have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Changes in competition laws in India and abroad could also impact our acquisition plans by prohibiting potential transactions which would otherwise be beneficial for us.

Some of our long-term client contracts contain benchmarking provisions which, if triggered could result in lower contractual revenues and profitability in the future.

As the size and complexity of our client engagements increase, our clients may require further benchmarking provisions in our contracts with them. Benchmarking provisions allow a customer in certain circumstances to request a study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services against the comparable services of an agreed upon list of other service providers. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we may be required to reduce our pricing for future services to be performed for the remainder of the contract term, which could have an adverse impact on our revenues and profitability.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot be assured that such limitations on liability will be enforceable in all cases, or that they will otherwise protect us from liability for damages. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or results in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our operating results.

Clients may subject us to litigation to seek damages for deficient services or for violating intellectual property rights.

Our clients may subject us to litigation and seek damages for losses caused by allegedly deficient services. Clients may also subject us to litigation and seek damages for violating or misusing their intellectual property rights. Our inability to provide services at contractually-agreed service levels or inability to prevent violation or misuse of the intellectual property of our clients could cause significant damage to our reputation and adversely affect our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes Oxley Act of 2002, new SEC regulations, New York Stock Exchange rules, Securities and Exchange Board of India rules and Indian stock market listing regulations, are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting requires the commitment of significant financial and managerial resources. With respect to our Form 20-F for the year ended March 31, 2012, our management has performed an assessment of the effectiveness of the internal control over financial reporting. We have determined that the internal controls are effective.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company’s internal control over financial reporting.

If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the New York Stock Exchange or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

We cannot predict the outcome of the Securities and Exchange Commission’s voluntary requests for documents and information, the outcome of which could have a material adverse effect on us.

As we previously disclosed in our Form 20-F for the year ended March 31, 2010, our Audit Committee and KPMG India conducted an investigation into whether financial relationships, business transactions or loans existed between any members of KPMG India’s audit engagement team and Wipro as well as other potential independence matters, including whether any other members of the KPMG India audit engagement team had dealings with any Wipro employees that would compromise KPMG India’s independence from Wipro. KPMG India concluded that it did not lack independence with respect to Wipro. Based on its review of the facts from KMPG India’s investigation and discussions with its external advisors, our Audit Committee concurred with KPMG India’s conclusion.

Subsequently, the SEC’s Division of Enforcement requested that we provide, on a voluntary basis, certain information and documents concerning, among other things, issues relating to auditor independence. Some of the voluntary requests also relate to the same subject matter we disclosed which the Audit Committee investigated previously, including the appropriateness of certain accounting entries pertaining to our exchange rate fluctuation and outstanding liability accounts. We are cooperating with the SEC’s requests. The outcome of the SEC’s review of this matter is uncertain. A conclusion by the SEC that differs with the conclusions reached by KPMG India and our Audit Committee could have a material adverse effect on us.

If we are unable to collect our receivables from or invoice our unbilled services to our clients, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We evaluate the financial condition of our clients and usually bill and collect on relatively short cycles. We maintain provisions against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and as a result we might need to adjust our provisions. There is no guarantee that we will accurately assess the creditworthiness of our clients. Macroeconomic conditions, such as a potential credit crisis in the global financial system, could also result in financial difficulties for our clients, including limited access to the credit markets, insolvency or bankruptcy. Such conditions could cause clients to delay payment, request modifications of their payment terms, or default on their payment obligations to us, all of which could increase our receivables balance. Timely collection of fees for client services also depends on our ability to complete our contractual commitments and subsequently bill for and collect our contractual service fees. If we are unable to meet our contractual obligations, we might experience delays in the collection of or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected. In addition, if we experience an increase in the time required to bill and collect for our services, our cash flows could be adversely affected.

Our work with government clients exposes us to additional risks inherent in the government contracting environment.

Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process which may affect our operating profitability. These risks include, but are not limited to, the following:

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Government entities often reserve the right to audit our contract costs, including allocated indirect costs, and conduct inquiries and investigations of our business practices with respect to our government contracts. If the client finds that the costs are not reimbursable, then we will not be allowed to bill for them or the cost must be refunded to the client if it has already been paid to us. Findings from an audit may also result in prospective adjustments of previously agreed upon rates for our work and may affect our future margins.

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If a government client discovers improper or illegal activities in the course of audits or investigations, we may become subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities, regardless of their adequacy and therefore we can only mitigate, and not eliminate, this risk.

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Government contracts, and the proceedings surrounding them, are often subject to more extensive scrutiny and publicity than contracts with commercial clients. Negative publicity related to our government contracts, regardless of its accuracy, may further damage our business by affecting our ability to compete for new contracts among commercial and governmental entities.

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Political and economic factors such as pending elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax policies and reduced tax revenues can affect the number and terms of new government contracts signed.

•	Terms and conditions of government contracts tend to be more onerous and are often more difficult to negotiate than those for commercial contracts.

We may incur substantial costs for environmental regulation compliance.

We are subject to various federal, state, local and foreign laws relating to protection of the environment. We may incur substantial fines, civil or criminal sanctions, or third-party claims for property damage or personal injury if we are held liable under environmental laws and regulations. Our current compliance with environmental laws and regulations is not expected to have a material adverse effect on our financial position, results of operations or competitive position.

We are exposed to fluctuations in the market values of our investment portfolio.

Deterioration of the credit as well as debt and capital markets due to economic turmoil could result in volatility of our investment earnings and impairments to our investment portfolio, which could negatively impact our financial condition and reported income.

We are exposed to fluctuations in interest rates for our borrowings.

Turmoil in the financial markets can cause the borrowings rate to go up in the future. Deterioration in the interest rates could negatively impact our financial condition and reported income.

Our financial condition and results of operations may be harmed if we do not successfully reduce market risks through the use of derivative financial instruments.

Since we conduct operations throughout the world, a substantial portion of our assets, liabilities, revenues and expenses are denominated in various currencies other than the Indian rupee. Because our financial statements are denominated in the India rupee, fluctuations in currency exchange rates, especially the U.S. dollar against the Indian rupee, could have a material impact on our reported results.

We also experience other market risks, including changes in the interest rates of the securities that we own. We may use derivative financial instruments to reduce certain of these risks. However, if our strategies to reduce market risks are not successful, our financial condition and operating results may be harmed.

Management’s use of estimates may affect our income and financial position.

To comply with International Financial Reporting Standards (“IFRS”), management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment of the facts and circumstances, may change from time to time, and this may result in significant changes in the estimates, with a negative impact on our assets or income. Current and future accounting pronouncements and other financial reporting standards may adversely affect the financial information we present. We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. Findings of our monitoring activity or new financial reporting standards may require us to change our internal accounting policies and to alter our operational policy so that it reflects new or amended financial reporting standards. We cannot exclude the possibility that this may have a material impact on our assets, income, or cash flows. For a summary of significant accounting policies, refer to Note 3 of the Notes to the Consolidated Financial Statements section.

An increasing amount of goodwill and acquisition related intangibles in our financials may lead to significant impairment charges in the future.

The amount of goodwill and intangible assets in our consolidated financial statement has increased significantly in recent years, primarily due to acquisitions. Goodwill and acquisition related indefinite life intangibles are subject to impairment review at least annually. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Risks Related to Investments in Indian Companies and International Operations Generally.

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies such as taxation and foreign investment policies, Government of India currency exchange control and changes in exchange rates and interest rates.

Wage increases in India may diminish our competitive advantage against companies located in the United States and Europe and may reduce our profit margins.

Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to retain talent. Unless we are able to continue to increase the efficiency and productivity of our employees, over the long term wage increases may reduce our profit margins. Furthermore, increases in the proportion of employees with less experience, or source talent from other low cost locations, like Eastern Europe, China or Southeast Asia could also negatively affect our profits.

We would realize lower tax benefits if the special tax holiday scheme for units set up in Special Economic Zones is substantially modified.

Currently, we benefit from tax incentives under Indian tax laws. We qualify for a deduction from taxable income on profits attributable to our status as a developer of Special Economic Zones or from operation of units located in Special Economic Zones, or SEZs. The tax deduction for SEZ developers is available for any ten consecutive years out of fifteen years, commencing from the year in which the SEZ is notified. The tax deduction for a unit in an SEZ is equal to 100% of profits from the export of services for the first five years after the commencement of operations in the SEZ and thereafter is equal to 50.0% of profits from the export of services for a subsequent period of ten years, subject to meeting specified re-investment conditions and earmarking of specified reserves in the last five years. This tax deduction will terminate if our operations are no longer located in an SEZ, fail to comply with rules required for an SEZ or fail to meet certain conditions prescribed under the Income Tax Act, 1961 of India. These tax benefits of units are conditioned upon our ability to generate positive net foreign exchange within five years of the commencement of our operations in the SEZ. If we fail to generate positive net foreign exchange within five years, or thereafter fail to maintain it, we will be subject to penalties under the Foreign Trade (Development and Regulation) Act, 1992, or the Indian Foreign Trade Act. The maximum penalty that may be imposed is equal to five times the gross value of the goods and services that we purchase with duty exemptions. Effective for financial years beginning April 1, 2011, we are subject to a Minimum Alternate Tax, or MAT, at a fixed rate of approximately 20.0% on its net profits as adjusted by certain prescribed adjustments. Where any tax is paid under MAT, such tax will be eligible for adjustment against regular income tax liability computed under the Income Tax Act, 1961 of India, for the following ten years as MAT credit. We cannot assure you that the Government of India will continue these special tax exemptions or that we will continue to qualify for such tax benefits and other incentives. If we no longer receive these tax benefits and other incentives, or if the MAT rate of taxation is increased, our financial results may be adversely affected.

In the past, there have been demands by legislators and various political parties in India for the Government of India to actively regulate the development of SEZs by private entities. There have also been demands to impose strict conditions which need to be complied with before economic zones developed by private entities are designated as SEZs. If such regulations or conditions are imposed, it would adversely impact our ability to set up new units in such designated SEZs and avail ourselves of the tax benefits associated with SEZs.

In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.

We are also subject to U.S. taxes on income, taking into account corresponding deductions, attributable to the permanent establishment and operation of our U.S. branch. Such tax is assessed at a rate of up to 35%. In addition, we are subject to a 15% Branch Profit Tax, or BPT, in the U.S. on the “dividend equivalent amount” as the term is defined under U.S. tax laws. Based on the net profits of our U.S. branch for fiscal year 2012 and the net assets held as of March 31, 2012 and March 31, 2011, we are not currently subject to BPT. In the event that BPT is triggered, then such after-tax net profits not represented by an increase in net assets would be treated as a deemed distribution of accumulated profits, and we would be liable to pay additional taxes on all such deemed distributions, thereby increasing our income tax expenses and negatively affecting our profits.

We operate in jurisdictions that impose transfer pricing and other tax related regulations on us, and any failure to comply could materially and adversely affect our profitability.

We are required to comply with various transfer pricing regulations in India and other countries. Failure to comply with such regulations may impact our effective tax rates and consequently affect our net margins. Additionally, we operate in several countries and our failure to comply with the local tax regime may result in additional taxes, penalties and enforcement actions from such authorities. In the event that we do not properly comply with transfer pricing and tax-related regulations, our profitability may be adversely affected.

Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.

Terrorist attacks, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in London, U.K., the attacks of June 30, 2007 in Glasgow, U.K., the attacks in November 29, 2008 and July 13, 2011 in Mumbai, India and other acts of violence or war have the potential to directly impact our clients. To the extent that such attacks affect or involve the United States or Europe, our business may be significantly impacted, as the majority of our revenue is derived from clients located in those regions. In addition, such attacks may make business travel more difficult, may make it more difficult to obtain work visas for many of our technology professionals who are required to work in the United States or Europe, and may effectively curtail our ability to deliver services to our clients. Such obstacles to business may increase our expenses and negatively affect the results of our operations. Furthermore, any terrorist attacks in India could cause a disruption in the delivery of our services to our clients, could have a negative impact on our business, personnel, assets and results of operations, and could cause our clients or potential clients to choose other vendors for the services we provide. Terrorist threats, attacks or war could also delay, postpone or cancel our clients’ decisions to use our services.

The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters, the occurrence of which could cause our business to suffer.

Some of the regions that we operate in are prone to earthquakes, hurricanes, tsunamis, flooding and other natural disasters. In the event that any of our business centers are affected by such disasters, we may sustain damage to our operations and properties, suffer significant financial losses and be unable to complete our client engagements in a timely manner, if at all. Further, in the event of a natural disaster, we may also incur costs in redeploying personnel and property. In addition, if there is a major earthquake, as occurred in Japan in March 2011, a flood, as occurred in Thailand in July 2011, or other natural disaster in any of the locations in which our significant customers are located, we face the risk that our customers may incur losses or sustained business interruption which may materially impair their ability to continue their purchase of our products or services. A major earthquake, flood or other natural disaster including as a result of climate changes in the locations in which we operate could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. There have been military confrontations between India and Pakistan in the Kashmir region and along the India-Pakistan border. The potential for hostilities between the two countries is high due to recent terrorist activities in India and the aggravated geopolitical situation. Both countries have initiated active measures to reduce hostilities. Military activity or terrorist attacks in the future could harm the Indian economy by disrupting communications and making travel more difficult. Such political tensions could create a greater perception that investments in Indian companies involve a higher degree of risk. This, in turn, could have a material adverse effect on the market for the securities of Indian companies, including our equity shares and our ADSs, and on the market for our services.

Political considerations in the Government of India could delay the liberalization of the Indian economy and adversely affect economic conditions in India in general, which could in return impact our financial results and prospects.

Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian Central and State Governments in the Indian economy as producers, consumers and regulators has remained significant. Although we believe that the process of economic liberalization will continue, the rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

For instance in April 2007, the Government of India announced a number of changes in its policy relating to SEZs, including specifying a cap on land available for SEZs. The Government of India is also considering making changes in its SEZ policy. We currently have several facilities operating within SEZs and any adverse change in policy relating to SEZs could affect our profitability.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

Indian law constrains our ability to raise capital outside of India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India, including the Reserve Bank of India. However, subject to certain exceptions, the Government of India currently does not mandate prior approvals for IT companies such as ours. If we are required to seek the approval of the Government of India and the Government of India does not approve the proposed investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be limited. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our Company and the holders of our equity shares and ADSs.

Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for the acquisition of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India or grant general or special permission for such acquisition. The Reserve Bank of India permits acquisitions of companies organized outside of India by an Indian party without approval in the following circumstances:

•	if the transaction consideration is paid in cash, up to 400% of the net worth of the acquiring company;

•	if the acquisition is funded with cash from the acquiring company’s existing foreign currency accounts or with cash proceeds from the issue of ADSs or Global Depositary Receipts (“GDRs”); or

•	if the transaction consideration is paid in stock (i.e., by issue of ADSs/GDRs), up to ten times the acquiring company’s previous fiscal year’s export earnings.

We cannot assure you that any necessary approval from the Reserve Bank of India or the Ministry of Finance or any other Government agency can be obtained. Our failure to obtain such approvals from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenue.

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors or executive officers or our affiliates.

We are incorporated under the laws of India and many of our directors and executive officers reside outside the United States. A substantial portion of our assets and the assets of many of these persons are also located outside the United States. As a result, you may be unable to effect service of process upon us outside of India or upon such persons outside their jurisdiction of residence. In addition, you may be unable to enforce against us in courts outside of India, or against these persons outside the jurisdiction of their residence, judgments obtained in courts of the United States, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment that has been obtained in the United States. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India under the Foreign Exchange Management Act, 1999, to execute such a judgment or to repatriate any amount recovered.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products. We may also be subject to third-party claims of intellectual property infringement.

Our intellectual property rights are important to our business. We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenue and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company.

Although we believe that our intellectual property rights do not infringe on the intellectual property rights of any other party, infringement claims may be asserted against us in the future. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and be forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Risks Related to the ADSs

Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.

Sales of substantial amounts of our equity shares in the public market, including sales by insiders, or the perception that such sales may occur, could adversely affect the prevailing market price of our equity shares or our ADSs or our ability to raise capital through an offering of our securities. In the future, we may also sponsor the sale of shares currently held by some of our shareholders, or issue new shares. We can make no prediction as to the timing of any such sales or the effect, if any, that future sales of our equity shares, or the availability of our equity shares for future sale, will have on the market price of our equity shares or ADSs prevailing from time to time.

The Securities and Exchange Board of India (SEBI) recently adopted rules that require publicly listed companies to have at least 25% of their equity shares held publicly by no later than June 2013. Compliance with these SEBI rules could require our promoters to sell to the public their equity shares and reduce their ownership holdings, which could create volatility and impact the market price of our equity shares or ADSs.

The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.

Our ADSs trade on the NYSE in U.S. dollars. Since the equity shares underlying the ADSs are listed in India on the BSE and NSE and trade in Indian rupees, the value of the ADSs may be affected by exchange rate fluctuations between the U.S. dollar and the Indian rupee. In addition, dividends declared, if any, are denominated in Indian rupees, and therefore the value of the dividends received by the holders of ADSs in U.S. dollars will be affected by exchange rate fluctuations. If the Indian rupee depreciates against the U.S. dollar, the price at which our ADSs trade may – and the value of the U.S. dollar equivalent of any dividend will decrease accordingly.

An active or liquid trading market for our ADSs is not assured.

An active, liquid trading market for our ADSs may not be maintained in the long term. Loss of liquidity could increase the price volatility of our ADSs.

Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our ADSs to trade at a premium or discount to the market price of our equity shares.

Under certain circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. The Reserve Bank of India has given general permission to effect sales of existing shares or convertible debentures of an Indian company by a resident to a non-resident, subject to certain conditions, including the price at which the shares may be sold. Additionally, except under certain limited circumstances, if an investor seeks to convert the Rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain additional approval from the Reserve Bank of India for each transaction. Required approval from the Reserve Bank of India or any other government agency may not be obtained on terms which are favorable to a non-resident investor or may not be obtained at all.

Investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our ADSs to trade at a premium or discount to the equity shares.

Our ADSs have historically traded at a significant premium to the trading prices of our underlying equity shares on Indian stock exchanges, but may not continue to do so in the future.

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares on Indian stock exchanges due to the relatively small portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and the potential preference of some investors to trade securities listed on U.S. exchanges. The completion of any additional secondary ADS offering will increase the number of our outstanding ADSs. Further, the restrictions on the issuance of ADSs imposed by Indian law may be relaxed in the future. Over a period of time, investor preferences may also change. Therefore, the historical premium of our ADSs as compared to the trading prices of our underlying equity shares on Indian stock exchanges may be reduced or eliminated.

Negative media coverage and public scrutiny may adversely affect the prices of our equity shares and ADSs.

Media coverage, including social media coverage such as blogs, of our business practices, employees, policies and actions has increased dramatically over the past several years. Any negative media coverage, regardless of the accuracy of such reporting, may have an initial adverse impact on our reputation and investor confidence, resulting in a decline in the share price of our equity shares and our ADSs.

An investor in our ADSs may not be able to exercise preemptive rights for additional shares and may thereby suffer dilution of his or her equity interest in us.

Under the Indian Companies Act, 1956 a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless such preemptive rights have been waived by three-fourths of the shares voting on the resolution to waive such rights. Holders of ADSs may be unable to exercise preemptive rights for the equity shares underlying ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement, and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as the perceived benefits of enabling the holders of ADSs to exercise their preemptive rights, and any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the Depositary, which may sell such securities for the benefit of the holders of the ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of such securities. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in the Company would be reduced.

ADS holders may be restricted in their ability to exercise voting rights.

At our request, the Depositary will mail to you any notice of shareholders’ meeting received from us along with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. If the Depositary receives voting instructions from you prior to such shareholders’ meeting, relating to matters that have been forwarded to you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure that you will receive voting materials in time to enable you to return voting instructions to the Depositary in a timely manner. Securities for which no voting instructions have been received will not be voted. There may be other communications, notices or offerings that we only make to holders of our equity shares, which will not be forwarded to holders of ADSs. Accordingly, you may not be able to participate in all offerings, transactions or votes that are made available to holders of our equity shares.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. holders.

Based on the current price of our ADSs and the composition of our income and assets, we do not believe that we are a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2012. However, a separate determination must be made after the close of each taxable year as to whether we are a PFIC. We cannot assure you that we will not be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an equity share or an ADS, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation – Material United States Federal Tax Consequences – Passive Foreign Investment Company.”

ANNEXURE D – PROCEDURE FOR SHAREHOLDERS, ADS HOLDERS AND INTERESTED

PARTIES TO APPEAR AT THE COURT HEARING TO SANCTION THE SCHEME

Court Hearing – Information in relation to the date of the hearing

1.	If the shareholders of Wipro approve the Scheme with the requisite approval required under the Companies Act, 1956 of India, which is by the shareholders representing three-fourths in value of the shareholding of each company, present and voting in person or by proxy, then Wipro would petition the High Court of Judicature at Karnataka for sanction of the Scheme.

2.	The Trademark Company is a wholly-owned subsidiary of Wipro and the equity shareholders of the Trademark Company have given their approval to the Scheme. Hence, there is no requirement for convening the meetings of the equity shareholders of the Trademark Company.

3.	The Resulting Company is a private limited company and the equity shareholders of the Resulting Company have given their approval to the Scheme. Hence, there is no requirement for convening the meetings of the equity shareholders of the Resulting Company.

4.	Upon filing of the petition by Wipro with the High Court of Judicature at Karnataka, the court would fix the date for the hearing of the petition. Wipro would give notice of the hearing of the petition by the High Court individually to the shareholders of Wipro, including the Depositary of ADSs of Wipro and the NYSE, and also by way of publication of an advertisement in two newspapers, Business Standard and Kannada Prabha for Wipro, or in such other papers as the court may direct, at least twenty-one (21) days before the date of the respective hearing.

5.	The Depositary of ADSs of Wipro would in turn notify the holders of ADSs of the date of the hearing of the petition by the High Court.

Right to Appear at the Court Hearing

6.	The Wipro shareholders and ADS holders, the creditors and any other party interested in the Scheme would have the right to appear at said hearings. Under the Companies (Court) Rules, 1959 every person who intends to appear at the hearing of the petition to sanction the Scheme, whether to support or to oppose the petition, is required to serve on the petitioner (i.e. Wipro at Doddakannelli, Sarjapur Road, Bangalore – 560035 at its registered office or its advocate (i.e. M/s Amarchand & Mangaldas & Suresh A. Shroff & Company, Advocates for Wipro having their office at 201, Midford House, off M.G. Road, Bangalore – 560 001, notice of his/her intention (the “Notice to Appear at the Hearing”).

7.	The Notice to Appear at the Hearing is required to contain the address of such person, and be signed by him/her or his/her advocate, and should be served in person or by mail to Wipro, as the case may be, such that it reaches the respective company or its advocates not later than two days prior to the date of the hearing in the court as notified by Wipro.

8.	Any such party may give his/her intention to support/oppose the Scheme in the form attached herewith as Appendix A and the grounds of such support/opposition by an affidavit in the form attached herewith as Appendix B to reach the respective company or its advocates not later than two days prior to the date of the hearing as mentioned above.

9.	As indicated above, there is no requirement for a shareholder or any other party interested in the court proceedings to personally file the Notice to Appear at the Hearing, and he/she can do so

through his/her legal counsel or even mail the Notice to Appear at the Hearing to reach Wipro or its advocates in the required time frame. Insofar as the submissions at the court hearing relating to the sanction of the Scheme is concerned, the shareholder or other party interested in the court proceedings may make the submissions in person or through his/her legal counsel. In addition, several shareholders or other parties interested in the court proceeding may retain a single counsel to represent them in court.

10.	The shareholder or any other person making an appearance at the hearing to sanction the Scheme would have to bear any costs for instructing a legal counsel.

Additional Information for non-resident shareholders and holders of ADSs of Wipro

11.	A non-resident shareholder of Wipro or holder of Wipro ADSs would also have the right to appear at the hearing of the High Court for sanctioning the Scheme. The provisions as detailed above are applicable in their case as well and the Notice to Appear at the Hearing and an affidavit specifying the grounds of opposition is required to be filed for this purpose.

12.	Also, as indicated above, there is no requirement for a non-resident Wipro shareholder or ADS holder to personally file the Notice to Appear at the Hearing in India and this can be done by mailing the Notice to Appear at the Hearing in India or by instructing legal counsel in India. Similarly, a non-resident Wipro shareholder or ADS holder can present its case and make submissions before the court through a legal counsel in India.

ANNEXURE E – SELECTED HISTORICAL FINANCIAL DATA FOR WIPRO

The selected consolidated statements of income data for the four years ended March 31, 2012 and selected consolidated statements of financial position data as of March 31, 2009, 2010, 2011 and 2012, in Indian rupees have been derived from our audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results. This financial data was filed with the SEC pursuant to the Annual Report on Form 20-F on May 16, 2012, and can be accessed at: http://www.sec.gov/Archives/edgar/data/1123799/000119312512236425/d353255d20f.htm.

	(In millions, except per equity share data)
	2009		2010		2011		2012		2012
									Convenience Translation into US$(1)

Consolidated Statements of Income data:
Revenues	Rs.	256,891	Rs.	271,957	Rs.	310,542	Rs.	371,971	US$	7,309
Cost of revenues		(180,215)		(186,299)		(212,808)		(263,173)		(5,171)

Gross profit	Rs.	76,676	Rs.	85,658	Rs.	97,734	Rs.	108,798	US$	2,138

Selling and marketing expenses		(17,313)		(18,608)		(22,172)		(27,777)		(546)
General and administrative expenses		(14,510)		(14,823)		(18,339)		(20,286)		(399)
Foreign exchange gains/(losses), net		(1,553)		(383)		445		3,278		64

Results from operating activities	Rs.	43,300	Rs.	51,844	Rs.	57,668	Rs.	64,013	US$	1,258
Finance expense		(3,824)		(1,324)		(1,933)		(3,491)		(69)
Finance and Other income		5,057		4,360		6,652		8,895		175
Share of profits of equity accounted investees		362		530		648		333		7

Profit before tax		44,895		55,410		63,035		69,750		1,371

	2009		2010		2011		2012		2012
									Convenience Translation into US$(1)

Income tax expense		(6,035)		(9,294)		(9,714)		(13,763)		(270)

Profit for the year	Rs.	38,860	Rs.	46,116	Rs.	53,321	Rs.	55,987	US$	1,100

Attributable to:
Equity holders of the Company	Rs.	38,761	Rs.	45,931	Rs.	52,977	Rs.	55,730		1,095
Non-controlling interest		99		185		344		257		5

Profit for the year	Rs.	38,860	Rs.	46,116	Rs.	53,321	Rs.	55,987	US$	1,100

Earnings per equity share:
Basic		15.99		18.91		21.74		22.76	US$	0.45
Diluted		15.90		18.75		21.61		22.69		0.45

Weighted average number of equity shares used in computing earnings per equity share(2):
Basic		2,423,558,482		2,429,025,243		2,436,440,633		2,449,056,412		2,449,056,412
Diluted		2,437,464,403		2,449,658,532		2,451,154,154		2,455,958,722		2,455,958,722

Cash dividend per equity share paid		4.00		4.00		8.00		6.00	US$	0.12

Additional data:
Revenue by segment(3)
IT Services	Rs.	191,613	Rs.	202,490	Rs.	234,850	Rs.	284,313	US$	5,587
IT Products		34,277		38,205		36,910		38,436		755
Consumer Care and Lighting		19,249		22,584		27,258		33,401		656
Others		8,995		7,143		10,896		18,565		365
Reconciling items		1,204		1,152		1,073		534		10

	2009		2010		2011		2012		2012
									Convenience Translation into US$(1)

Total	Rs.	255,338	Rs.	271,574	Rs.	310,987	Rs.	375,249	US$	7,373

Operating income by segment
IT Services	Rs.	40,288	Rs.	47,687	Rs.	53,407	Rs.	59,265	US$	1,165
IT Products		1,363		1,764		1,609		1,787		35
Consumer Care and Lighting		2,592		3,102		3,450		3,956		78
Others		(294)		(836)		(97)		110		2
Reconciling items		(649)		127		(701)		(1,105)		(22)

Total	Rs	43,300	Rs.	51,844	Rs.	57,668	Rs.	64,013	US$	1,258

Consolidated Statements of Financial Position Data:
Cash and cash equivalents	Rs.	49,117	Rs.	64,878	Rs.	61,141	Rs.	77,666	US$	1,526
Available for sale investments		16,293		30,420		49,282		41,961		825
Working capital(4)		57,152		95,565		131,696		155,803		3,062
Total assets		284,255		329,928		371,443		436,001		8,567
Total debt		56,892		62,511		52,802		58,958		1,159
Total equity		147,381		196,549		240,371		286,163		5,623

Number of shares outstanding		1,464,980,746		1,468,211,189		2,454,409,145		2,458,756,228		2,458,756,228

Notes:

1.	Solely for the convenience of the readers, the selected consolidated financial data as of and for the year ended March 31, 2012, has been translated into United States dollars at the certified foreign exchange rate of US$1 = Rs. 50.89, as published by Federal Reserve Board of Governors on March 30, 2012.
2.	Adjusted for stock dividend.
3.	For the purpose of segment reporting only, we have included the impact of exchange rate fluctuations in revenue.
4.	Working capital equals current assets less current liabilities.

The selected consolidated statements of income data and condensed consolidated interim financial statements for the quarter ended September 30, 2012, in Indian rupees have been derived from our quarterly audited consolidated financial statements and related notes, which have been prepared and presented in accordance with IFRS, as issued by the IASB. Historical results are not necessarily indicative of future results. This financial data was filed with the SEC on Form 6-K on November 8, 2012 and can be accessed at: http://www.sec.gov/Archives/edgar/data/1123799/000119312512459820/d434494d6k.htm.

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of September 30,
	2012	2012	2012
			Convenience translation into US$ in millions (unaudited)
ASSETS
Goodwill	67,937	71,798	1,357
Intangible assets	4,229	4,693	89
Property, plant and equipment	58,988	59,389	1,122
Investment in equity accounted investee	3,232	3,161	60
Derivative assets	3,462	184	3
Non-current tax assets	10,287	10,618	201
Deferred tax assets	2,597	2,853	54
Other non-current assets	11,781	10,272	194

Total non-current assets	162,513	162,968	3,080

Inventories	10,662	12,096	229
Trade receivables	80,328	83,588	1,580
Other current assets	25,743	32,282	610
Unbilled revenues	30,025	31,197	590
Available for sale investments	41,961	66,822	1,263
Current tax assets	5,635	7,374	139
Derivative assets	1,468	7,406	140
Cash and cash equivalents	77,666	66,574	1,258

Total current assets	273,488	307,339	5,808

TOTAL ASSETS	436,001	470,307	8,887

EQUITY
Share capital	4,917	4,923	93
Share premium	30,457	31,444	594
Retained earnings	241,912	262,444	4,959
Share based payment reserve	1,976	1,143	22
Other components of equity	6,594	10,828	205
Shares held by controlled trust	(542)	(542)	(10)

Equity attributable to the equity holders of the company	285,314	310,240	5,862
Non-controlling Interest	849	1,032	20

Total equity	286,163	311,272	5,882

	As of March 31,	As of September 30,
	2012	2012	2012
			Convenience translation into US$ in millions (unaudited)

LIABILITIES
Long – term loans and borrowings	22,510	564	11
Deferred tax liabilities	353	382	7
Derivative liabilities	307	46	1
Non-current tax liability	5,403	4,828	91
Other non-current liabilities	3,519	4,057	77
Provisions	61	28	1

Total non-current liabilities	32,153	9,905	187

Loans and borrowings and bank overdrafts	36,448	60,031	1,134
Trade payables and accrued expenses	47,258	49,107	928
Unearned revenues	9,569	10,651	201
Current tax liabilities	7,232	11,359	215
Derivative liabilities	6,354	5,793	109
Other current liabilities	9,703	11,035	209
Provisions	1,121	1,154	22

Total current liabilities	117,685	149,130	2,817

TOTAL LIABILITIES	149,838	159,035	3,005

TOTAL EQUITY AND LIABILITIES	436,001	470,307	8,887

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended September 30,			Six months ended September 30,
	2011	2012	2012	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Gross revenues	90,070	106,397	2,011	175,000	211,229	3,991

Cost of revenues	(64,979)	(73,162)	(1,383)	(125,000)	(146,032)	(2,759)

Gross profit	25,091	33,235	628	50,000	65,197	1,232

Selling and marketing expenses	(6,510)	(8,996)	(170)	(12,794)	(17,904)	(338)
General and administrative expenses	(4,578)	(5,821)	(110)	(8,961)	(11,851)	(224)
Foreign exchange gains/(losses), net	875	169	3	1,586	1,867	35

Results from operating activities	14,878	18,587	351	29,832	37,309	705

Finance expenses	(1,250)	(537)	(10)	(2,010)	(1,904)	(36)
Finance and other income	2,113	3,234	61	4,305	5,925	112
Share of profits/(losses) of equity accounted investee	99	(35)	(1)	208	(138)	(3)

Profit before tax	15,840	21,249	402	32,335	41,192	778

Income tax expense	(2,841)	(5,079)	(96)	(5,937)	(9,124)	(172)

Profit for the period	12,998	16,170	306	26,398	32,068	606

Attributable to:
Equity holders of the company	13,009	16,106	304	26,358	31,907	603

	Three months ended September 30,			Six months ended September 30,
	2011	2012	2012	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)
Non-controlling interest	(10)	64	1	39	161	3

Profit for the period	12,999	16,170	305	26,398	32,068	606

Earnings per equity share:
Basic	5.33	6.57	0.12	10.80	13.01	0.25
Diluted	5.31	6.55	0.12	10.74	12.99	0.25

Weighted average number of equity shares used in computing earnings per equity share

Basic	2,441,538,183	2,452,417,514	2,452,417,514	2,440,770,037	2,451,627,925	2,451,627,925
Diluted	2,452,203,157	2,457,087,246	2,457,087,246	2,454,030,952	2,456,587,623	2,456,587,623

Additional Information
Segment Revenue
IT Services	68,294	83,732	1,582	132,341	166,875	3,153
IT Products	10,008	8,990	170	20,066	18,523	350
IT Services & Products	78,302	92,722	1,752	152,406	185,398	3,503
Consumer Care and Lighting	8,002	10,075	190	15,547	19,873	376
Others	4,641	3,769	71	8,632	7,824	148
Total	90,945	106,566	2,014	176,586	213,095	4,027

Operating Income
IT Services	13,640	17,305	327	27,708	34,748	657
IT Products	451	272	5	874	483	9
IT Services & Products	14,091	17,577	332	28,582	35,231	666
Consumer Care and Lighting	882	1,134	21	1,777	2,273	43
Others	(95)	(123)	(2)	(528)	(195)	(4)
Total	14,878	18,588	351	29,831	37,309	705

	Three months ended September 30,			Six months ended September 30,
	2011	2012	2012	2011	2012	2012
			Convenience translation into US $ in millions (Unaudited)			Convenience translation into US $ in millions (Unaudited)

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	13,009	16,106	304	26,358	31,907	603
Adjustments :
Accelerated amortization of stock options that vest in a graded manner	49	(123)	(2)	(124)	(182)	(3)

Non-GAAP adjusted profit	13,058	15,983	302	26,234	31,725	600

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,541
Effect of Foreign currency exchange movement	(6)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,535
IT Services Revenue as per IFRS	1,541
Effect of Foreign currency exchange movement	43
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,584

APPENDIX A – FORMAT OF NOTICE OF INTENTION TO APPEAR AT THE HEARING OF THE COURT

IN THE HIGH COURT OF JUDICATURE AT KARNATAKA

COMPANY APPLICATION NO. 1470 OF 2012

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

Wipro Limited, a public limited company incorporated under Companies Act, 1913 and deemed to be registered under the Act (as hereinafter defined), having its registered office at Doddakannelli, Sarjapur Road, Bangalore – 560035

-And-

In the matter of Scheme of Demerger between Wipro Limited, Azim Premji Custodial Services Private Limited, Wipro Trademarks Holding Limited and their respective shareholders and creditors.

COMPANY PETITION NO.      OF

Notice of Intention to Appear

To,

Wipro Limited,

A Block, Ground Floor

Doddakannelli, Sarjapur Road

Bangalore – 560035

Attn: Mr. Ramachandran Venkatesan, Company Secretary

Take notice that                      intends to appear at the hearing of the petition advertised to be heard on the      day of             ,              and to oppose/support such petition.

(Name)

(Sd.)

Address:

Dated

APPENDIX B – FORMAT OF AFFIDAVIT LISTING THE GROUNDS OF OBJECTION

IN THE HIGH COURT OF JUDICATURE AT KARNATAKA

COMPANY APPLICATION NO. 1470 OF 2012

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

Wipro Limited, a public limited company incorporated under Companies Act, 1913 and deemed to be registered under the Act (as hereinafter defined), having its registered office at Doddakannelli, Sarjapur Road, Bangalore – 560035

-And-

Demerger between Wipro Limited, Azim Premji Custodial Services Private Limited, Wipro Trademarks Holding Limited and their respective shareholders and creditors.

COMPANY PETITION NO.      OF

Affidavit in support/opposition of Notice of Intention to Appear

I                      (name) of              (city),              (country) inhabitant, do hereby swear and state as follows:-

[To insert grounds of support/objection to the Scheme]

Solemnly affirmed at

aforesaid this      day of

Before me,

(Name and address of legal counsel/notary before which affidavit is sworn)